Exhibit 2.1

STOCK PURCHASE AGREEMENT

Dated as of October 11, 2006

AMONG

HEALTHWAYS, INC.,

as PURCHASER

AXIA HEALTH MANAGEMENT, INC.,

as the Company

AND

AXIA HEALTH MANAGEMENT, LLC,

as SELLER

Page

1.	CERTAIN DEFINITIONS	1
1.1	Defined Terms	1
1.2	References to Dollars	11
1.3	Gender	11
2.	THE ACQUISITION	11
2.1	Purchase and Sale	11
2.2	Purchase Price; Adjustment	11
3.	THE CLOSING	14
3.1	Place and Time	14
3.2	Deliveries by or on behalf of Seller and the Company	14
3.3	Deliveries by or on behalf of Purchaser	15
4.	CONDITIONS TO PURCHASER'S OBLIGATIONS	16
4.1	No Injunction/Legal Obstruction	16
4.2	Representations, Warranties and Agreements	16
4.3	Approvals	17
4.4	Discharge of Indebtedness	17
4.5	Escrow Agreements	17
4.6	Estimated Closing Statement	17
4.7	Lytle Investment	17
4.8	Delivery of Documents	17
4.9	Material Adverse Change	17
5.	CONDITIONS TO SELLER’S OBLIGATIONS	17
5.1	No Injunction/Legal Obstruction	17
5.2	Representations, Warranties and Agreements	17
5.3	Approvals	18
5.4	Escrow Agreements	18
5.5	Delivery of Documents	18
6.	REPRESENTATIONS AND WARRANTIES REGARDING SELLER	18
6.1	Title to the Shares	18
6.2	Authority Relative to Contemplated Transactions;
Effect of Agreement	18

(continued)

Page

6.3	Absence of Conflict	19
6.4	Authorizations	19
6.5	Parent Assets	19
6.6	Litigation	19
7.	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY	19
7.1	Organization and Good Standing; Subsidiaries	19
7.2	Capitalization	20
7.3	Absence of Conflict	21
7.4	Authorizations – General	21
7.5	Authorizations – Network/TPA/UR	21
7.6	Financial Statements	22
7.7	Accounts Receivable	23
7.8	Company Indebtedness; Undisclosed Liabilities;
Special Bonus Program	23
7.9	Title to Property; Encumbrances	24
7.10	Litigation	25
7.11	Tax Matters	25
7.12	Absence of Certain Changes or Events	28
7.13	Labor Matters; Officers, Directors and Employees	29
7.14	ERISA	30
7.15	Insurance	32
7.16	Material Agreements	33
7.17	Compliance with Law	35
7.18	Environmental Compliance	36
7.19	Agreements With Customers and Suppliers	37
7.20	Affiliated Transactions	37
7.21	Bank Accounts	37
7.22	Intellectual Property	37
7.23	Corporate Documents; Books and Records	39

-ii-

(continued)

Page

7.24	Sale Bonuses	39
7.25	No Brokers or Finders	40
7.26	Disclaimer of Other Representations and Warranties	40
8.	REPRESENTATIONS AND WARRANTIES OF PURCHASER	40
8.1	Organization and Good Standing	40
8.2	Authority Relative to Agreement; Compliance with Other Instruments;
Absence of Conflict	40
8.3	Effect of Agreement	41
8.4	Litigation	41
8.5	No Brokers or Finders	41
8.6	Acquisition For Investment	41
8.7	Financing	41
9.	FURTHER AGREEMENTS OF THE PARTIES	41
9.1	Expenses	41
9.2	Other Regulatory Approvals	42
9.3	Tax Matters	42
9.4	Transfer and Similar Taxes	45
9.5	Access and Cooperation Following the Closing	45
9.6	Director and Officer Liability and Indemnification	46
9.7	Compliance with WARN Act	46
9.8	Schedule Updates	46
9.9	Confidentiality	47
9.10	Further Action; Commercially Reasonable Efforts	48
9.11	Public Announcements	48
9.12	Earnout Payments	48
9.13	Special Bonus Program	50
9.14	Indemnification under Prior Purchase Agreements	51
9.15	Axia Strategies Litigation	51
10.	PRE-CLOSING MATTERS	52

-iii-

(continued)

Page

10.1	Non-Negotiation	52
10.2	Conduct of Business	52
10.3	Certain Restrictions	53
10.4	Financial Statements and Reports	54
10.5	Employee Matters	54
10.6	Liquidated Damages for Failure to Close by Target Closing Date	55
11.	INDEMNIFICATION AND RELATED MATTERS	56
11.1	Indemnification	56
11.2	Survival of Representations, Warranties and Covenants; Limitations	57
11.3	Indemnification Procedures	58
11.4	Calculation of Damages	60
11.5	Payments	61
11.6	Exclusive Remedy	61
11.7	Seller Acknowledgment	61
12.	TERMINATION	61
12.1	Termination	61
12.2	Effect of Termination	62
13.	MISCELLANEOUS	62
13.1	Entire Agreement; Amendment	62
13.2	Further Assurances	63
13.3	Governing Law	63
13.4	Headings	64
13.5	Specific Performance	64
13.6	Notices	65
13.7	Binding Effect; Assignment	66
13.8	Counterparts; Signatures by Telecopy	66
13.9	Time of Essence	66
13.10	Waiver	66
13.11	Severability	67

-iv-

(continued)

Page

13.12	Interpretation	67

-v-

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT dated as of October 11, 2006, by and among Heatlthways, Inc. a Delaware corporation (“Purchaser”), Axia Health Management, Inc., a Delaware corporation (the “Company”), and Axia Health Management, LLC, a Delaware limited liability company (“Seller”).

W I T N E S S E T H

WHEREAS, Seller holds all of the outstanding shares of capital stock of the Company (the “Shares”);

WHEREAS, Purchaser desires to purchase the Shares from Seller and Seller desires to sell the Shares to Purchaser, in each case upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, on the date hereof and as an inducement to Purchaser to enter into this Agreement, Ben Lytle has entered into a consulting agreement with Purchaser, to be effective upon the Closing of the Contemplated Transactions;

WHEREAS, on the date hereof and as an inducement to Purchaser to enter into this Agreement, certain employees of the Company and its Subsidiaries have entered into employment agreements with Purchaser, each to be effective upon the Closing of the Contemplated Transactions; and

Accordingly, in consideration of the premises and the mutual representations, warranties, covenants and agreements hereinafter set forth, the parties hereto do hereby agree as follows:

1.	CERTAIN DEFINITIONS.

1.1          Defined Terms. As used in this Agreement, the following terms have the meanings specified or referred to below (terms defined in the singular to have the correlative meaning in the plural and vice versa):

“Accounting Firm” means a nationally recognized firm of independent public accountants mutually agreed upon by Purchaser and Seller; provided that if such firm is unable or unwilling to serve as the Accounting Firm or shall have a conflict of interest with respect to any party hereto or if Purchaser and Seller are unable to agree on such firm within ten (10) days of the date of the Notice of Objection, then Purchaser, on the one hand, and Seller, on the other hand, shall submit the name of a nationally recognized independent accounting firm that has certified that it has not done more than a de minimis amount of work for the submitting party or any of its Subsidiaries within the preceding two (2) years at which point the determination of which such firm shall be the Accounting Firm shall be done by lot.

“Acquisition Proposal” means any proposal relating to a possible (a) merger, consolidation, share exchange or similar transaction involving the Seller, the Company or any

Subsidiary thereof, (b) sale, lease or other disposition, directly or indirectly, of assets of the Company or any Subsidiary thereof representing, in the aggregate, five percent (5%) or more of the assets of the Company, together with its Subsidiaries, on a consolidated basis, (c) issuance, sale or other disposition of securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing five percent (5%) or more of the votes attached to the outstanding securities of the Company or any Subsidiary thereof, (d) liquidation, dissolution, or other similar type of transaction with respect to the Company or any Subsidiary thereof, or (e) other transaction which is similar in form, substance or purpose to any of the foregoing transactions; provided, however, that the term “Acquisition Proposal” shall not include (i) the transactions contemplated hereby and (ii) the dissolution of the Subsidiaries of the Company listed on Schedule 3.2(a)(ix).

“Action” means any action, complaint, claim, petition, investigation, suit or other proceeding, whether civil or criminal, in law or in equity, before any arbitrator or Governmental Body.

“Affiliate” means, as applied to the Company or any other specified Person, any Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or other specified Person) and shall also include (a) any Person who is an officer or director of the Company (or other specified Person) or beneficial owner of at least five percent (5%) of the then outstanding equity interests of the Company (or other specified Person) and immediate family members of any such Person, (b) any Person of which the Company (or other specified Person) shall, directly or indirectly, beneficially own at least ten percent (10%) of such Person's outstanding capital stock or membership interests, as applicable, and (c) in the case of a specified Person who is an individual, any immediate family member of such Person.

“Affiliate Agreements” shall have the meaning set forth in Section 7.20.

“Antitrust Division” shall have the meaning set forth in Section 9.2(a).

“Antitrust Laws” shall have the meaning set forth in Section 9.2(b).

“Applicable Policies” shall have the meaning set forth in Section 7.15(a).

“Audited Financial Statements” has the meaning set forth in Section 7.6.

“Authorization” means any approval, accreditation, authorization, consent, license, permit, franchise, certification, certificate of authority, qualification or registration, or any waiver of any of the foregoing, required to be obtained from, or any notice, statement or other communication required to be filed with or delivered to, any Person.

“AWH Purchase Agreement” means that certain Stock Purchase Agreement dated as of June 20, 2005 by and among AWH Acquisition, Inc., American WholeHealth, Inc. and the Sellers and Seller Representative identified therein, as such agreement is in effect as of the date of this Agreement.

“Axia Strategies Litigation” shall have the meaning set forth in Section 9.15.

“Band” means the amount of $58,000.

“Basket Amount” shall have the meaning set forth in Section 11.2(b).

“Benefit Plans” has the meaning set forth in Section 7.14(a).

“Brokers Obligations” means any obligation to a broker, finder or investment banker for brokerage or finder's fees, commissions, success fees or any similar payment and any other liability, claim, cost, expense or obligation to any such Person.

“Business Day” means any day that is not a Saturday or a Sunday or a day on which banks located in New York, New York are authorized or required to be closed.

“Closing” has the meaning set forth in Section 3.1.

“Closing Costs” means all of the transaction-related fees and expenses incurred by Seller (or by the Company and its Subsidiaries prior to or on the Closing Date) in connection with the Contemplated Transactions that remain unpaid as of the Closing Date and that are paid on or after the Closing Date pursuant to Section 3.3(b); provided, however, that Closing Costs shall not include any accounting or other fees, costs or expenses incurred by Seller, the Company or any of its Subsidiaries in connection with the preparation of financial statements requested by Purchaser pursuant to Section 10.4(b).

“Closing Date” means the date and time of the Closing in accordance with Section 3.1.

“Closing Net Working Capital” means the excess of (i) the sum of the current assets of the Company and its Subsidiaries as of 11:59 p.m. (New York, New York time) on the Closing Date (for this purpose, consisting of net accounts receivable, inventory, prepaid expenses, deposits and other current assets, but excluding Company Cash Balances) over (ii) the sum of the current liabilities of the Company and its Subsidiaries as of 11:59 p.m. (New York, New York time) on the Closing Date (for this purpose, consisting of accounts payable, accrued expenses, deferred revenue, performance guarantee, medical claims payable and customer deposits, but excluding Closing Costs and Company Indebtedness). The foregoing shall be determined on a consolidated basis for the Company and its Subsidiaries and in accordance with GAAP applied on a consistent basis, as well as with the methodologies, practices and principles used in the preparation of the Interim Financial Statements and set forth on Schedule I hereto.

“Closing Statement” has the meaning set forth in Section 2.2(a).

“COBRA” has the meaning set forth in Section 7.14(e).

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the introduction to this Agreement.

“Company Cash Balances” means all cash and cash equivalents and certificates of deposit held by or for the account of the Company and its Subsidiaries as of 11:59 p.m. (New

York, New York time) on the Closing Date, determined in accordance with GAAP. For clarity, Company Cash Balances shall (1) be calculated net of issued but uncleared checks and drafts and (2) include checks and drafts received by the Company and its Subsidiaries as of the Closing but not yet deposited or cleared.

“Company Indebtedness” means (i) all funded indebtedness of the Company and its Subsidiaries for borrowed money, (ii) all purchase money indebtedness and obligations of the Company for the deferred purchase price of property or assets, (iii) all obligations of the Company evidenced by notes (including promissory notes issued in consideration for the purchase of stock or assets of any business), bonds, debentures or other similar instruments, (iv) all capital leases, and (v) all amounts, liabilities or obligations payable at any time in respect of Sale Bonuses, which, in the case of clauses (i) through (v) above, shall include all accrued interest thereon and applicable prepayment premiums and any other fees, costs or expenses payable in connection therewith, and all of which Company Indebtedness is described in Schedule 7.8(a) hereto. Notwithstanding the foregoing, Company Indebtedness expressly excludes (i) any amounts included in Closing Net Working Capital, (ii) Permitted Encumbrances, (iii) the Earnout Obligations, and (iv) those licensing bonds and letters of credit set forth on Schedule 7.5(a).

“Company Plan Affiliate” means the Company, each Subsidiary thereof and/or a predecessor of the Company and any other Person who constitutes or has constituted all or part of a controlled group or has been or is under common control with, or whose employees were or are treated as employed by, the Company, and/or a predecessor of the Company, under Section 414 of the Code or Section 4001 of ERISA.

“Confidentiality Agreement” has the meaning set forth in Section 9.9.

“Contemplated Transactions” means the sale of the Shares by Seller to Purchaser, the purchase of the Shares by Purchaser from Seller and the execution, delivery and performance of and compliance with this Agreement, the Indemnity Escrow Agreement, the Earnout Escrow Agreement and all other agreements, documents and instruments to be executed and delivered pursuant to this Agreement.

“Contract” means any contract, agreement, indenture, note, bond, loan, instrument, lease, commitment or other arrangement or agreement, whether written or oral.

“Covered Breach” has the meaning set forth in Section 11.2(b).

“Credit Suisse” has the meaning set forth in Section 7.25.

“Damages” has the meaning set forth in Section 11.1(a).

“Defense Counsel” has the meaning set forth in Section 11.1(a).

“Defense Notice” has the meaning set forth in Section 11.1(a).

“Designated Representations” has the meaning set forth in Section 11.2(a).

“Designated Subsidiaries” has the meaning set forth in Section 9.6.

“Direct Claim” has meaning set forth in Section 11.3(b).

“Direct Indemnification Defense Notice” has meaning set forth in Section 11.3(b).

“Earnout Escrow Agreement” means that certain Escrow Agreement, dated as of the Closing Date, substantially in the form of Exhibit A.

“Earnout Escrow Amount” means $9,000,000.00.

“Earnout Objection” has the meaning set forth in the Prior Purchase Agreements.

“Earnout Obligations” means the My ePhit Earnout Obligations and the Harris HealthTrends Earnout Obligations.

“Encumbrance” means any security interest, mortgage, lien, hypothecation, option, pledge, adverse claim, encumbrance, covenant, condition, easement, right-of-way, assessment or restriction, including, but not limited to, any restriction on the use, voting, transfer, receipt of income or other exercise of attributes of ownership.

“Environmental Law” means any Law, in effect as of the date hereof or on the Closing Date, of any Governmental Body which is applicable to the Company or any Subsidiary thereof and which relates to pollution or protection of the environment, including any law relating to emissions, discharges, Releases or threatened Releases of pollutants, contaminants or Hazardous Substances into ambient air, surface water, groundwater or land, or otherwise into the environment.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with such Person or (ii) which together with such Person is treated as a single employer under Sections 414(b), (c), (m), (n) and (o) of the Code.

“Escrow Agent” means The Bank of New York.

“Estimated Purchase Price” means the Purchase Price, pursuant to the estimated Closing Statement, initially prepared in good faith by the Seller (the “Estimated Closing Statement”) and delivered to Purchaser not less than five (5) Business Days prior to the Closing Date. In the event Purchaser reasonably disagrees with Seller's Estimated Closing Statement, then for purposes of the Closing, the “Estimated Purchase Price” shall be the dollar amount that is the midpoint between (x) the Purchase Price contained in the Estimated Closing Statement and (y) the Purchase Price calculated by Purchaser, as contained in a written statement prepared in good faith by Purchaser and delivered to Seller not less than two (2) Business Days prior to the Closing Date.

“FTC” has the meaning set forth in Section 9.2(a).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Body” means any domestic or foreign national, state, multi-state, municipal or other local, executive, legislative, or judicial government, any court, official, board, subdivision, agency, commission or authority thereof, or any quasi-governmental or private body exercising any regulatory or taxing authority thereunder.

“Harris HealthTrends Earnout Escrow Termination Date” means the date upon which the Harris HealthTrends Earnout Obligations have been terminated or discharged in full.

“Harris HealthTrends Earnout Obligations” means the obligations of the Company and its Subsidiaries to pay amounts under Section 2.4 of the Harris HealthTrends Purchase Agreement.

“Harris HealthTrends Purchase Agreement means that certain Stock Purchase Agreement dated as of December 21, 2005 by and among Seller, Healthcare Dimensions, Inc., Harris HealthTrends Incorporated and the sellers identified therein, as such agreement is in effect as of the date of this Agreement.

“Hazardous Substance” means petroleum, petroleum by-products, polychlorinated biphenyls, asbestos and any other chemicals, compounds, elements, materials, substances or wastes which are currently defined or regulated as “hazardous substances,” “hazardous materials,” “hazardous wastes,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “toxic air pollutants,” “hazardous air pollutants,” “pollutants,” or “contaminants” under any Environmental Law.

“HCD Purchase Agreement” means that certain Stock Purchase Agreement dated as of November 23, 2004 by and among HCD Acquisition, Inc., the seller identified therein, HealthCare Dimensions, Inc. and Sellers identified therein, as such agreement is in effect as of the date of this Agreement.

“HIPAA” shall have the meaning set forth in Section 7.17(b).

“HIPAA Regulations” shall have the meaning set forth in Section 7.17(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indemnified Party” has the meaning set forth in Section 11.3(a).

“Indemnifying Party” has the meaning set forth in Section 11.3(a).

“Indemnity Escrow Agreement” means that certain Escrow Agreement, dated as of the Closing Date, substantially in the form of Exhibit B.

“Indemnity Escrow Amount” means $35,000,000.

“Indemnity Escrow Termination Date” means the date that is thirty (30) days after the date of receipt by Purchaser of consolidated audited financial statements of Purchaser for the fiscal year ended August 31, 2007; provided that in no event shall the Indemnity Escrow Termination Date be later than December 31, 2007.

“Intellectual Property” means all (i) patents, patent applications, patent disclosures, any inventions, whether foreign or domestic, including all reissues, continuations, divisions, continuations in part and renewals and extensions thereof, (ii) internet domain names, trademarks, service marks, trade dress, trade names, logos and corporate names and registrations and applications for registration thereof together with all of the goodwill associated therewith, (iii) copyrights (registered or unregistered) and copyrightable works and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software (including both source and object code), data, data bases and documentation thereof, (vi) trade secrets and other confidential information (including ideas, formulas, compositions, inventions (whether patentable or unpatentable and whether or not reduced to practice), know-how, manufacturing and production processes and techniques, research and development information, drawings, specifications, designs, plans, proposals, technical data, copyrightable works, financial and marketing plans and customer and supplier lists and information) and (vii) copies and tangible embodiments thereof (in whatever form or medium).

“Interim Balance Sheet” has the meaning set forth in Section 7.6.

“Interim Financial Statements” has the meaning set forth in Section 7.6.

“Investment Agreement” has the meaning set forth in Section 3.2.

“Knowledge” whether or not capitalized, when used in this Agreement in the phrases, “knowledge of the Company” or similar phrases, means, and shall be limited to, the actual knowledge of L. Ben Lytle, Hugh Lytle, Patrick Yount, Douglas Byrd, Mary Swanson, Robert Jacques, Steve Lindstrom, William Lubin, Luann Johnson, John Harris, Diane Harris, Stephen Hall, David Hall, Chris Cartter, Robert Gottschalk, Peter Srinivasan, Travis Jackson and Richard Marshall.

“Latest Eight Months” has the meaning set forth in Section 7.19.

“Law” means any constitutional provision, statute, law, rule, regulation, ordinance, code, requirement, written and published pronouncement or legally enforceable interpretation, in the case of each of the foregoing, of any Governmental Body or having the effect of law in the United States or any state, county, city or other political subdivision, including, without limitation, common law and any Order.

“Liability” means any indebtedness, obligation or other liability (whether absolute, accrued, matured, contingent, known or unknown, fixed or otherwise, or whether due or to become due), including, any fine, penalty, judgment, award or settlement respecting any judicial administrative or arbitration proceeding, damage, loss, claim or demand with respect to any Law.

“Liquidated Damages Amount” has the meaning set forth in Section 10.6.

“Material Adverse Change” means any change, event, occurrence or condition which has had or could reasonably be expected to have, individually or in the aggregate, a material adverse effect on, or is materially adverse to the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Change: (a) any adverse change, event, development or effect arising from or relating to: (i) United States general business or economic conditions, or the industries in which the Company and its Subsidiaries are engaged in business, (ii) any effect (including the loss of customers, suppliers or vendors) resulting from the general public awareness of the Contemplated Transactions or the execution of this Agreement or announcement thereof, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), or (iv) actions taken by Purchaser and its Affiliates prior to or at the Closing, whether or not required hereunder, or (b) any adverse change in or effect on the business of the Company and its Subsidiaries that is cured in all material respects and to Purchaser’s reasonable satisfaction before the earlier of (x) the Closing Date and (y) the date on which this Agreement is terminated pursuant to Section 12 hereof.

“Material Agreements” has the meaning set forth in Section 7.16(a).

“Material Lease” has the meaning set forth in Section 7.9(b).

“Material Licenses” has the meaning set forth in Section 7.5(d).

“Material Permits” has the meaning set forth in Section 7.17(a).

“My ePhit Earnout Escrow Termination Date” means the date upon which the My ePhit Earnout Obligations have been terminated or discharged in full.

“My ePhit Earnout Obligations” means the obligations of the Company and its Subsidiaries to pay amounts under Section 2.3 of the My ePhit Purchase Agreement.

“My ePhit Purchase Agreement” means that certain LLC Interest Purchase Agreement dated as of April 5, 2006 by and among Seller, Purchaser, My ePhit, LLC, My ePhit.com, LLC and Sellers identified therein, as such agreement is in effect as of the date of this Agreement.

“NCQA” has the meaning set forth in Section 7.5(e).

“Network/TPA/UR Authorization” means, collectively, the Network Authorizations, TPA Authorizations and UR Authorizations held by the Company and its Subsidiaries.

“Network Authorization” means an Authorization from a Governmental Body which permits the holder of such Authorization to arrange and maintain a network of Providers under contracts by which such Providers furnish services to identified groups of individuals, such as health plan enrollees.

“NQDC Plan” has the meaning set forth in Section 7.14(g).

“Notice of Objection” has the meaning set forth in Section 2.2(b).

“Order” means any consent, decree, injunction, judgment, order, ruling, assessment or writ of any Governmental Body (in each such case whether preliminary or final).

“Parent Assets” shall mean the assets, properties and rights of the Seller used or held for use in the operation of the business of the Company or any Subsidiary of the Company.

“Parent Contract” means any Parent Asset that is a Contract.

“Permitted Encumbrances” means (i) statutory liens for Taxes not yet due, (ii)mechanics', carriers', workers', repairmen's, landlords' and other similar liens arising or incurred in the ordinary course of business with respect to charges not yet due and payable, and (iii)statutory Encumbrances incurred or deposits made in the ordinary course of business in connection with workers' compensation, employment insurance and other social security legislation.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, association, unincorporated organization, other entity or Governmental Body.

“Prior Purchase Agreements” means the AWH Purchase Agreement, the Harris HealthTrends Purchase Agreement, the HCD Purchase Agreement, the My ePhit Purchase Agreement and the QuitNet Purchase Agreement.

“Proceeding” means an action, complaint, petition, suit, proceeding or arbitration, civil, criminal, regulatory or otherwise, at law or in equity.

“Provider” shall mean physicians and other health care practitioners and any Person who delivers alternative health care services, including without limitation, chiropractic services, physical therapy, massage therapy, naturopathic services, homeopathic services, acupuncture or similar health or wellness services.

“Purchase Price” means an aggregate amount equal to (a) $450,000,000.00, (b)plus (or minus) the amount (if any) by which Closing Net Working Capital is greater than (or less than) Target Net Working Capital, but only if such excess or deficit is greater than the Band and as determined in accordance with Section 2.2, (c) plus Company Cash Balances, (d) minus Company Indebtedness as of the Closing Date, (e) minus Closing Costs and (f) minus the Uncollected A/R Amount, if any, as determined in accordance with Section 2.2(e).

“Purchaser” has the meaning set forth in the introduction to this Agreement.

“Purchaser Documents” has the meaning set forth in Section 8.2.

“Purchaser Indemnification Cap” has the meaning set forth in Section 11.2(c).

“Purchaser Indemnified Parties” has the meaning set forth in Section 11.1(a).

“QuitNet Purchase Agreement” means that certain Stock Purchase Agreement dated as of October 7, 2005 by and among QuitNet.com Acquisition, Inc., Seller, QuitNet.com, Inc. and Sellers identified therein, as such agreement is in effect as of the date of this Agreement.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into the environment (including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substance).

“Sale Bonuses” has the meaning set forth in Section 7.24.

“Seller” has the meaning set forth in the introduction of this Agreement.

“Seller Documents” means this Agreement and each other agreement, document, certificate or other instrument required to be delivered by Seller pursuant to this Agreement or in connection herewith.

“Seller Indemnification Cap” has the meaning set forth in Section 11.2(c).

“Seller Indemnified Parties” has the meaning set forth in Section 11.1(b).

“Shares” has the meaning set forth in the recitals to this Agreement.

“Special Bonus Program Participant Documents” has the meaning set forth in Section 9.13.

“Subsidiary” means with respect to any specified Person, any other Person (a) whose board of directors or similar governing body, or a majority thereof, may presently be directly or indirectly elected or appointed by such specified Person, (b) whose management decisions and corporate actions are directly or indirectly subject to the present control of such specified Person, or (c) more than 50% of whose voting securities are owned, directly or indirectly, by such specified Person.

“Subsidiary Capital Stock” has the meaning set forth in Section 7.2(a).

“Target Closing Date” shall have the meaning set forth in Section 12.1(b).

“Target Net Working Capital” means $5,810,158.00.

“Tax Contests” has the meaning set forth in Section 9.3(d).

“Tax Returns” means returns, reports, declarations and forms required to be filed with any Taxing Authority, including any schedules thereto and any amendments thereof.

“Taxes” means (a) any and all income taxes and other taxes whatsoever (whether federal, state, local or foreign), including, without limitation, gross receipts, profits, sales, use, occupation, value added, ad valorem, transfer, franchise, withholding, payroll, employment, excise, property, license, severance, stamp, premium, windfall profits, capital stock, social security (or similar), unemployment, disability, alternative or add-on minimum and estimated taxes, together with any interest, penalties or additions to tax imposed with respect thereto, and (b) any obligations under any agreements or arrangements with respect to Taxes described in clause (a) above or arising as a result of being part of an “affiliated group” as defined in Sections 1504 of the Code.

“Taxing Authority” means a Governmental Body having jurisdiction over the assessment, determination, collection, or other imposition of any Tax.

“Termination Date” has the meaning set forth in Section 12.1(b).

“Third Party Claim” has the meaning set forth in Section 11.3(a).

“Title/Organization Representations” has the meaning set forth in Section 11.2(a).

“TPA Authorization” means an Authorization from a Governmental Body which permits the holder of such Authorization to engage in the processing, review and adjudication and payment of claims for health care services.

“Transaction Documents” means this Agreement and all agreements, documents, certificates and instruments to be delivered pursuant to this Agreement.

“Transfer Taxes” has the meaning set forth in Section 9.4.

“Uncollected A/R Amount” has the meaning set forth in Section 2.2(e).

“UR Authorization” means an Authorization from a Governmental Body which permits the holder of such Authorization to engage in any state or other jurisdiction in the business of providing or arranging utilization review, or utilization management, or act as a private review agent or medical necessity review organization.

“WARN Act” means the Worker Adjustment and Retraining Notification Act, 29 U.S.C. Sections 2101-2109 and related regulations, as amended.

1.2          References to Dollars. References to dollars or “$” in this Agreement means United States dollars.

1.3          Gender. References to the masculine in this Agreement shall include the feminine and neuter (e.g. “his” shall include “hers” and “its”) and references to the neuter shall include the feminine and masculine.

2.	THE ACQUISITION.
2.1	Purchase and Sale.

Subject to the terms and conditions of this Agreement, at the Closing, Purchaser shall purchase the Shares from Seller, and Seller shall sell the Shares to Purchaser, in each case free and clear of all Encumbrances, for an amount equal to the Purchase Price.

2.2	Purchase Price; Adjustment.

(a)          Within sixty (60) days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement (the “Closing Statement”) setting forth Purchaser's good faith determination of the individual elements of the Purchase Price set forth in the definition thereof, and the final Purchase Price resulting therefrom as proposed by Purchaser.

(b)          Unless Seller, within thirty (30) days after receipt of the Closing Statement gives Purchaser a notice objecting thereto (“Notice of Objection”), such Closing Statement and the final Purchase Price resulting therefrom shall be binding upon Purchaser and Seller. Any Notice of Objection shall specify in reasonable detail the nature and amount of any disagreement so asserted. If a timely Notice of Objection is given, then the Closing Statement (as revised in accordance with clause (1) or (2) below) shall become final and binding upon the parties on the earlier of (1) the date Seller and Purchaser resolve in writing any differences they have with respect to any matter specified in the Notice of Objection and (2) the date any matters in dispute are finally resolved in writing by the Accounting Firm. During the thirty (30) days immediately following the delivery of a Notice of Objection, Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the Notice of Objection. During any period of dispute, Seller shall have full access during reasonable business hours and upon written notice to the working papers and records of Purchaser, the Company, the Subsidiaries of the Company and their respective representatives relating to the matters described in the Notice of Objection. At the end of such thirty-day period, Seller and Purchaser shall submit to the Accounting Firm for review and resolution any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Objection. Purchaser and Seller shall instruct the Accounting Firm to review and resolve any and all matters (but only such matters) which remain in dispute and which were included in the Notice of Objection. Purchaser and Seller shall instruct the Accounting Firm to make a final determination of the items included in the Closing Statement (to the extent such amounts are in dispute) in accordance with the guidelines and procedures set forth in this Agreement. Purchaser and Seller shall cooperate with the Accounting Firm during the term of its engagement. The Accounting Firm shall not assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or Seller, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or Seller, on the other hand. The Accounting Firm shall make its determination based solely on presentations made, and other materials submitted, by Purchaser and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Closing Statement and the resulting final Purchase Price shall become final and binding on the parties hereto on the date the Accounting Firm delivers its final resolution in writing to Purchaser and Seller (which final resolution shall be delivered, if feasible, not more than thirty (30) days following submission of such disputed matters). All of the fees and expenses of the Accounting Firm pursuant to this Section 2.2(b) shall be borne by the party (i.e., Seller, on the one hand, or Purchaser, on the other hand) that assigned amounts to items in dispute that were, on a net basis, furthest in amount from the amount finally resolved by the Accounting Firm in accordance with this Section 2.2(b), as determined by reference to the final Purchase Price. (By way of example only of the application of the immediately preceding sentence: if (x) Seller assigns values to the disputed items submitted to the Accounting Firm in accordance with this Section 2.2(b) such that the Purchase Price set forth in the Closing Statement would be increased by $500,000 if the Accounting Firm resolved all of the submitted disputes in Seller's favor (to the full extent), (y) Purchaser maintains that the Purchase Price set forth in the Closing Statement is correct and (z)the Accounting Firm's final resolution of the disputed items in accordance with this Section 2.2(b) is that the Purchase Price is increased from the amount set forth in the Closing Statement by more than $250,000 (i.e., more than one half of the difference between the parties' respective total disputed amounts), then Purchaser would pay all of the fees and expenses of the Accounting Firm incurred by the parties under this Section 2.2(b)).

(c)          If the final Purchase Price (as finally determined pursuant to Section 2.2(b)) is greater than the Estimated Purchase Price, Purchaser shall pay Seller the amount of the difference. If the final Purchase Price (as finally determined pursuant to Section 2.2(b)) is less than the Estimated Purchase Price, Seller shall pay Purchaser the amount of the difference. Such payments shall be made by wire transfer of immediately available funds as follows: (i) if no Notice of Objection is delivered by Seller, such amount shall be paid within three (3) Business Days of the earlier of the expiration of the thirty-day period for delivery of such Notice of Objection and the date of delivery by Seller to Purchaser of a written notice that the Closing Statement will be accepted without objection; or (ii) if a Notice of Objection is delivered by Seller, such amount shall be paid within three (3) Business Days after the date the Purchase Price is finally determined pursuant to Section 2.2(b). Any payments owed to Seller by Purchaser under this Section 2.2(c) shall be deposited in an account or accounts designated by Seller. Any payments owed to Purchaser by Seller under this Section 2.2(c) shall be deposited in an account or accounts designated by Purchaser. Any amounts not paid when required pursuant to this Section 2.2(c) shall bear interest compounded annually from the required date of payment to the date of actual payment at the prime rate of interest announced publicly by Citibank N.A. in New York, New York as of the date most recently preceding the required date of payment as its base rate.

(d)          Purchaser agrees that following the Closing it will not take any actions with respect to the Company's and the Company's Subsidiaries' accounting books, records, policies and procedures for periods up to and including the Closing Date that have the effect of materially obstructing or preventing Seller's preparation of any Notice of Objection as provided in this Section 2.2(d).

(e)          In the event that the aggregate amount of accounts receivable of the Company and its Subsidiaries with respect to the customer set forth on Schedule 2.2(e) (which accounts as of the date of this Agreement total approximately $874,351.00), as set forth on Schedule 2.2(e) and reflected on the Closing Statement (the “Designated A/R”) is in excess of the aggregate amount actually collected by the Purchaser in respect of such Designated A/R as of the date that is 180 days after the Closing Date (such uncollected amount, the “Uncollected A/R Amount”), then Purchaser shall be entitled to be promptly paid from the Indemnity Escrow Amount an amount equal to the Uncollected A/R Amount. The amount paid pursuant to the prior sentence shall not be included within the calculation of the Basket Amount or the Deductible.

3.	THE CLOSING.

3.1          Place and Time. The Closing of the Contemplated Transactions (the “Closing”) shall take place at the offices of Edwards Angell Palmer & Dodge LLP, 2800 Financial Plaza, Providence, RI 02903 at 10:00 A.M. (Providence time) on the third day (and if such day is not a Business Day, the next Business Day, subject to automatic extension by Purchaser upon payment of the Liquidated Damages Amount pursuant to Section 10.6) after satisfaction of, or to the extent permissible, waiver by the applicable party of, all of the conditions set forth in Article 4 and Article 5 hereof (other than those conditions which, by their nature, can only be satisfied at Closing, but subject to the satisfaction or waiver of those conditions) or at such other place, date and time as the parties may agree in writing (the actual date of the Closing, the “Closing Date”).

3.2	Deliveries by or on behalf of Seller and the Company. At the Closing,
(a)	Seller and the Company shall deliver to Purchaser:

(i)           At Purchaser's election, either (A) certificates representing the Shares owned by Seller duly endorsed for transfer to Purchaser, or accompanied by stock powers duly endorsed in blank, with all requisite documentary tax stamps affixed thereto representing 100% of the issued and outstanding capital stock of the Company, or (B) a transfer instrument with respect to the Shares reasonably satisfactory to Purchaser;

(ii)          A certificate signed by an authorized officer of the Company dated as of the Closing Date, stating that the conditions specified in Section 4.2 have been satisfied;

(iii)        Those consents (in form and substance reasonably acceptable to Purchaser) required under all Material Agreements identified with an asterisk (*) on Schedule7.16, those Material Leases identified with an asterisk (*) on Schedule 7.9(b) and those Material Licenses and Material Permits identified with an asterisk (*) on Schedules 7.5(d) and 7.17, respectively;

(iv)         Executed assignment and assumption agreements and instruments of transfer (in form and substance reasonably acceptable to Purchaser) assigning and transferring to the Company those Parent Contracts identified with an asterisk in Schedule 6.5;

(v)          Certified copies of the resolutions duly adopted by each of the Company's Board of Directors and Seller's Board of Managers authorizing the execution, delivery and performance by each of the Seller and the Company of this Agreement and the other agreements contemplated hereby to which such Person is a party and the consummation of all transactions contemplated hereby and thereby;

(vi)         An opinion of counsel to the Seller and the Company in form and substance reasonably acceptable to Purchaser;

(vii)       Evidence reasonably satisfactory to Purchaser that Seller, the Company and its Subsidiaries shall have taken all necessary steps to terminate the 401(k) plans of the Company and its Subsidiaries;

(viii)      The documents contemplated by Article 4, to the extent not theretofore delivered;

(ix)         Certificate of Incorporation (or Certificate of Formation or other comparable corporate charter documents), of each of the Company and each Subsidiary thereof that is in existence at the Closing, certified by the Secretary of State of the state of its formation (x) in the case of the Company and those first-tier Subsidiaries of the Company, as of a date not more than five (5) Business Days prior to the Closing Date, and (y) in the case of the Company's other Subsidiaries, as of a date not more than thirty (30) calendar days prior to the Closing Date, and the by-laws (or limited liability company agreement) of each of the Company and each Subsidiary thereof that is existence at the Closing, certified by the secretary of the Company or such Subsidiary, as applicable; provided that such documentation shall not be required with regard to the Subsidiaries set forth on Schedule 3.2(a)(ix);

(x)          Certificates of good standing, dated (x) in the case of the state of formation and the jurisdictions where each of the Company and its first-tier Subsidiaries have their principal office locations, as of a date not more than five (5) Business Days prior to the Closing Date, and (y) in the case of other jurisdictions with respect to the Company and it first-tier Subsidiaries and in the case of the Company's other Subsidiaries, as of a date not more than thirty (30) calendar days prior to the Closing Date, with respect to each of the Company and each Subsidiary thereof, issued by the Secretary of State of the state of its formation and by the Secretary of State of each jurisdiction in which the Company or such Subsidiary is qualified to do business; provided that such documentation shall not be required with regard to the Subsidiaries set forth on Schedule 3.2(a)(ix);

(xi)         All corporate minute books, stock ledgers and stock records of the Company and each Subsidiary; and

(xii)       Such other documents and instruments as Purchaser reasonably shall deem necessary to consummate the transactions contemplated hereby.

(b)          L. Ben Lytle shall deliver to Purchaser payment, in the amount of $5,000,000 for shares of Purchaser's Common Stock, pursuant to an Investment Agreement in the form of Exhibit C (the “Investment Agreement”).

3.3	Deliveries by or on behalf of Purchaser. At the Closing, Purchaser shall

(a)          pay in full the Company Indebtedness (other than any capital leases) in accordance with instructions of the applicable lenders to be provided by Seller;

(b)	pay the Closing Costs in accordance with instructions of Seller;

(c)          pay an amount equal to the Earnout Escrow Amount to the Escrow Agent for deposit into a separate and distinct escrow account to be held and disbursed in accordance with the terms of the Earnout Escrow Agreement. The Earnout Escrow Amount (but not the earnings thereon) shall be the sole source of recovery for amounts owed by Seller pursuant to Section 9.12 of this Agreement;

(d)          pay an amount equal to the Indemnity Escrow Amount to the Escrow Agent for deposit into a separate and distinct escrow account to be held and disbursed in accordance with the terms of the Indemnity Escrow Agreement. The Indemnity Escrow Amount (but not the earnings thereon) shall be a source of recovery until the Indemnity Escrow Termination Date for any amounts owing to Purchaser pursuant to Section 11.1(a) of this Agreement;

(e)          deliver by wire transfer of immediately available funds an aggregate amount equal to the Estimated Purchase Price, minus the sum of the Earnout Escrow Amount and the Indemnity Escrow Amount, to an account designated by Seller prior to Closing;

(f)           deliver a certificate signed by an authorized officer of Purchaser, dated the Closing Date, and stating that the conditions specified in Section 5.2 have been satisfied;

(g)          deliver certified copies of the resolutions duly adopted by Purchaser's board of directors authorizing its execution, delivery and performance of its obligations under this Agreement and the other agreements contemplated hereby to which it is a party, and the consummation of all transactions contemplated hereby and thereby; and

(h)          deliver or cause to be delivered to Seller the documents contemplated by Article 5, to the extent not theretofore delivered.

4.	CONDITIONS TO PURCHASER'S OBLIGATIONS.

The obligations of Purchaser to perform its obligations at the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by Purchaser in its sole discretion:

4.1          No Injunction/Legal Obstruction. No Proceeding by any third party or Governmental Body with respect to the transactions contemplated hereby shall be pending or threatened in writing and no Order shall have been entered in any such Proceeding that would have the effect of (i) making any of the Contemplated Transactions illegal, (ii) otherwise preventing or delaying the consummation of the Contemplated Transactions, (iii) imposing any requirement on Purchaser or any of its Affiliates to hold separate (including by a trust or otherwise) or divest any of businesses or assets as a result of Purchaser's acquisition of the Shares, or (iv) limiting the ability of any party hereto to perform its obligations hereunder or operate the business of the Company and its Subsidiaries after the Closing.

4.2          Representations, Warranties and Agreements. (a) The representations and warranties of Seller and the Company set forth in this Agreement shall be true and correct in all material respects, except for representations and warranties that are qualified by materiality, which shall be true and correct in all respects, as of the Closing Date as though made on and as of such date (except to the extent that any representation and warranty expressly speaks as of a date earlier than the Closing Date, in which case such representation and warranty shall be true and correct solely as of such earlier date), and (b) Seller and the Company shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement and required to be performed and complied with by the Seller and/or the Company prior to or at the Closing.

4.3          Approvals. All Authorizations and Orders from Governmental Bodies necessary to permit Purchaser and Seller to perform their respective obligations hereunder and for the consummation of the Contemplated Transactions shall have been obtained, made or given in a form on terms and conditions reasonably acceptable to Purchaser and shall be in full force and effect and Seller shall have complied with the applicable provisions (if any) of the HSR Act and any and all applicable waiting periods (if any) under the HSR Act shall have expired or been terminated.

4.4          Discharge of Indebtedness. Purchaser shall have received (a) a certificate setting forth the Company Indebtedness as of the Closing Date signed by the Chief Financial Officer of the Company and (b) pay-off letters, releases, lien discharges and any other documents reasonably requested by, and in form reasonably satisfactory to Purchaser, including UCC-3 termination statements, reflecting the satisfaction in full of, and releases of any Encumbrances securing, all Company Indebtedness (other than any capital leases).

4.5          Escrow Agreements. Seller and the Escrow Agent shall have duly executed and delivered the Earnout Escrow Agreement and Indemnity Escrow Agreement.

4.6          Estimated Closing Statement. Seller shall have timely delivered the Estimated Closing Statement to Purchaser in accordance herewith.

4.7          Lytle Investment. Ben Lytle shall have executed and delivered the Lytle Investment Agreement.

4.8          Delivery of Documents. Purchaser shall have received all documents and other items required to be delivered to Purchaser under Section 3.2 of this Agreement.

4.9          Material Adverse Change. Since the date of the Interim Balance Sheet, there shall not have been no Material Adverse Change.

5.	CONDITIONS TO SELLER'S OBLIGATIONS.

The obligations of Seller to perform its obligations at the Closing shall be subject to the satisfaction at or prior to the Closing of the following conditions, any one or more of which may be waived by Seller in its sole discretion:

5.1          No Injunction/Legal Obstruction. No Proceeding by any third party or Governmental Body with respect to the transactions contemplated hereby shall be pending or threatened in writing and no Order shall have been entered in any such Proceeding that would have the effect of (i) making any of the Contemplated Transactions illegal, or (ii) otherwise preventing or delaying the consummation of the Contemplated Transactions, or (iii) imposing any requirement on the Company or any of its Affiliates to hold separate (including by a trust or otherwise) or divest any of businesses or assets as a result of Purchaser's acquisition of the Shares, or (iv) limiting the ability of any party hereto to perform its obligations hereunder.

5.2          Representations, Warranties and Agreements. (a) The representations and warranties of Purchaser set forth in this Agreement shall be true and correct, in all material respects, except for representations and warranties that are qualified by materiality, which shall be true and correct in all respects, as of the Closing Date as though made on and as of such date (except to the extent that any representation and warranty expressly speaks as of a date earlier than the Closing Date, in which case such representation and warranty shall be true and correct solely as of such earlier date), and (b) Purchaser shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement required to be performed and complied with by it prior to or at the Closing.

5.3          Approvals. All Authorizations and Orders from Governmental Bodies necessary for the consummation of the Contemplated Transactions shall have been obtained on terms and conditions reasonably acceptable to Seller and shall be in full force and effect and Purchaser shall have complied with the applicable provisions (if any) of the HSR Act and any and all applicable waiting periods (if any) under the HSR Act shall have expired or been terminated.

5.4          Escrow Agreements. Purchaser and the Escrow Agent shall have duly executed and delivered the Earnout Escrow Agreement and Indemnity Escrow Agreement.

5.5          Delivery of Documents. Seller shall have received all documents and other items required to be delivered to Seller under Section 3.3 of this Agreement.

6.	REPRESENTATIONS AND WARRANTIES REGARDING SELLER.

Seller represents and warrants that, except as set forth in a Schedule corresponding in number to the applicable Section of this Article 6 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of Seller in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

6.1          Title to the Shares. Seller has good and valid title to the Shares and owns such Shares free and clear of all Encumbrances other than the pledge of such Shares to Merrill Lynch Capital, as agent under the Company's senior credit facility, which pledge shall be released at or prior to Closing. The delivery to Purchaser of the certificates representing the Shares in accordance with Section 3.2 and the payment to Seller of the Estimated Purchase Price payable to Seller pursuant to Section 3.3(c) will transfer to Purchaser record and beneficial ownership of the Shares, free and clear of all Encumbrances (other than Encumbrances placed thereon by Purchaser).

6.2          Authority Relative to Contemplated Transactions; Effect of Agreement. Seller has all requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and each of the other Seller Documents to be executed and delivered by it pursuant hereto. The execution, delivery and performance by Seller of this Agreement and each of the other Seller Documents to be executed and delivered by it, and the consummation by Seller of the Contemplated Transactions, have been duly authorized by all necessary limited liability company action of Seller. This Agreement and each other Seller Document to be executed and delivered by Seller have been duly executed and delivered by Seller and constitute valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

6.3          Absence of Conflict. Neither the execution and delivery by Seller of this Agreement or the other Seller Documents, nor the consummation by Seller of the Contemplated Transactions (a) violates, is in conflict with, accelerates the performance required by, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under or would give any person the right to terminate or suspend any material agreement to which Seller is a party or by which any material portion of Seller’s properties or assets is bound, including any Parent Contract, or (b) violates any Law or Order of any court or other Governmental Body applicable to Seller, (c) results in the creation of any Encumbrance upon the Shares, (d) constitutes or results in a breach or violation of or default under the Certificate of Formation or Limited Liability Company Agreement of Seller; or (e) requires any Authorization of any Person or Governmental Body.

6.4          Authorizations. Except as set forth on Schedule 6.4, no Authorization of any Governmental Body or other third party is required by or on behalf of Seller in connection with or as a condition to, the execution, delivery and performance by Seller of its obligations under this Agreement or the consummation of the Contemplated Transactions (including, without limitation, the operation of the business of the Company and its Subsidiaries by Purchaser after the Closing in a manner consistent with the operation of the businesses prior to Closing); provided that Seller makes no representations in this Agreement regarding approvals and authorizations required under the HSR Act.

6.5          Parent Assets. Schedule 6.5 sets forth each Parent Contract. Other than the Parent Contracts set forth on Schedule 6.5, none of the Parent Assets is, individually or in the aggregate, material to the current or reasonably anticipated future operation of the business of the Company or any Subsidiary of the Company.

6.6          Litigation. Except as set forth on Schedule 6.6, there is no Proceeding by or against the Seller, nor to Seller's Knowledge, threatened against Seller, which would give any third party the right to enjoin or rescind the Contemplated Transactions or otherwise prevent Seller from complying with the terms and provisions of this Agreement.

7.	REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY.

The Company represents and warrants to Purchaser that, except as set forth in a Schedule corresponding in number to the applicable Section of this Article 7 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i) the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii) any other representation and warranty of the Company in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

7.1	Organization and Good Standing; Subsidiaries.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Schedule 7.1(a) sets forth for each Subsidiary of the Company its name and jurisdiction of incorporation. Each of the Company and each Subsidiary (i) has all requisite corporate, limited liability company or other organizational power to own, operate and lease its properties and carry on its business as the same is now being conducted and (ii) is qualified to do business as a foreign corporation or foreign limited liability company and is in good standing in each state set forth in Schedule 7.1(a). Neither the location of its property nor the conduct of its business requires the Company or any of its Subsidiaries to be qualified to do business as a foreign corporation or foreign limited liability company in any state, other than those in which it is so qualified, where the failure to so qualify would have a Material Adverse Change.

(b)          Neither the Company nor any of its Subsidiaries owns or holds any units, stock or any other security or interest (excluding short-term marketable investments) in any other Person or any right to acquire any such security or interest other than as set forth on Schedule 7.1(b).

(c)          The Company has all requisite power and authority to execute, deliver and perform its obligations under this Agreement and each other agreement, document or instrument required to be executed and delivered by it pursuant hereto. The execution, delivery and performance by the Company of this Agreement and such other agreements, documents and instruments, and the consummation by the Company of the Contemplated Transactions, have been duly authorized by all necessary action of the Company including stockholder approval. This Agreement and each other agreement, document or instrument to be executed and delivered by the Company pursuant hereto have been duly executed and delivered by the Company and constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

7.2	Capitalization.

(a)          The Shares represent the only capital stock of the Company. The Shares have been duly authorized and validly issued, are fully paid and nonassessable and are owned by Seller. Schedule 7.1 sets forth for each Subsidiary of the Company, (i) the number of shares or other ownership interests of authorized capital stock of each class of its capital stock, and (ii)the number of issued and outstanding shares or other ownership interests of each class of its capital, the names of the holders thereof and the number of shares or other ownership interests held by each such holder. All of the issued and outstanding shares or other ownership interests of capital of each Subsidiary of the Company (the “Subsidiary Capital Stock”) have been duly authorized and are validly issued, fully paid and nonassessable.

(b)          Except for (i) the outstanding Shares, (ii) the Subsidiary Capital Stock and (iii) this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any equity securities of the Company or any of its Subsidiaries.

7.3          Absence of Conflict. Except as set forth on Schedule 7.3, neither the execution and delivery by the Company of this Agreement, nor the consummation by the Company of the Contemplated Transactions (a) violates, is in conflict with, accelerates the performance required by, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) or would give any person the right to terminate or suspend under any Material Lease, Material Agreement, Material License or Material Permit, (b) violates the Certificate of Incorporation or Bylaws of the Company, the governance documents of any Subsidiary of the Company or any Law or Order of any court or other Governmental Body applicable to the Company or its Subsidiaries, (c) will result in the imposition of any Encumbrance against any property or asset of the Company or any Subsidiary of the Company; or (d) requires any Authorization of any Person or Governmental Body, provided that the Company makes no representations in this Agreement regarding approvals and authorizations required under the HSR Act.

7.4          Authorizations – General. Except as set forth on Schedule 7.4, no Authorization of any Governmental Body is required by or on behalf of the Company or its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Contemplated Transactions (including, without limitation, the operation of the business of the Company and its Subsidiaries by Purchaser after the Closing in a manner consistent with the operation of the businesses prior to Closing); provided that the Company makes no representations in this Agreement regarding approvals and authorizations required under the HSR Act.

7.5	Authorizations – Network/TPA/UR.

(a)          Schedule7.5(a) lists all statutory or other deposits, letters of credit, surety or other bonds or other indemnities or sureties provided pursuant to customer agreements, applicable Law or in connection with Network Authorizations, TPA Authorizations or UR Authorizations held by the Company and each of its Subsidiaries.

(b)          The Company has delivered to Purchaser true, correct and complete evidence of the Network Authorizations, TPA Authorizations and UR Authorizations held by the Company or any Subsidiary of the Company and the items described in (a) above and listed on Schedule 7.5(b).

(c)          The Company and each of its Subsidiaries have provided to Purchaser or made available to Purchaser copies of all material written correspondence, notices, filings, reports or other communications to or from any Governmental Body with respect to the Network Authorizations, TPA Authorizations and UR Authorizations, the Material Permits or the Material Licenses during the last five years, including without limitation, any such communications regarding pending applications in any state for such Authorizations, and periodic or other examinations or audits by Governmental Bodies with respect to such Authorizations. The Network Authorizations, TPA Authorizations and UR Authorizations, the Material Permits and the Material Licenses constitute all of the Authorizations of any Governmental Body necessary to permit the operation of the business of the Company and its Subsidiaries, as currently conducted and as currently proposed to be conducted, in compliance with all applicable Laws. Except as set forth on Schedule 7.5(c), none of the Company or any Subsidiary of the Company holds any provider numbers or is enrolled as a provider in, or submits claims for reimbursement from: (i) any governmental healthcare program; or (ii) any other health plan or third-party payor.

(d)          Each employee, and, to the Company's Knowledge, each contractor, or agent of the Company or any Subsidiary of the Company who provides services on behalf of or pursuant to a contract with the Company or such Subsidiary (including any such employee, contractor, or agent who provides health and wellness services), including all health care services, has all material Authorizations, including without limitation, licenses as doctors of chiropractic medicine or medical licenses, required for the performance of his/her services on behalf of or pursuant to a contract with the Company or any Subsidiary of the Company as currently performed or as planned to be performed (collectively with all Network/TPA/UR Authorizations, “Material Licenses”). To the Knowledge of the Company, no suspension, cancellation or termination of any such Material Licenses is threatened, imminent or under appeal other than expirations of Material Licenses requiring renewal in the ordinary course of business and the Company has no Knowledge of any basis for such suspension, cancellation or termination, nor of any basis for the nonrenewal of any Material Licenses. No employee of the Company or any Subsidiary of the Company, including any medical professionals such as doctors of chiropractic medicine, medical doctors and nurses, has been excluded from participation in Titles XVIII (Medicare) or XIX (Medicaid) of the Social Security Act, and to the Knowledge of the Company no such exclusion from participation is threatened or imminent, and the Company has no knowledge of any basis for such exclusion from participation. Except as set forth on Schedule 7.5(d), no Authorization is required under any Material License in connection with the Contemplated Transactions (including, without limitation, the operation of the business of the Company and its Subsidiaries after the Closing Date) and the Contemplated Transactions will not violate any Material Licenses or cause any Material License to terminate or give any Person the right to terminate such Material License. Upon consummation of the Contemplated Transactions, the Company or the applicable Subsidiary of the Company will hold each Network/TPA/UR Authorization on the same terms and conditions currently applicable to the Company and its Subsidiaries.

(e)          The medical/utilization protocols, procedures and guidelines (including without limitation and medical/utilization management systems) used or employed by the Company and each Subsidiary that provides health utilization management services in conducting their respective businesses are reasonable for the purpose for which they are used. The Company and each Subsidiary that provides health utilization management services is accredited by URAC, with no material contingencies and is listed on Schedule 7.5(e). Each Subsidiary of the Company performing credentialing of Providers (i.e. determining the qualifications of a chiropractor, acupuncturist or other provider of health related services to join a provider network) is accredited to do so by the National Council on Quality Assurance (“NCQA”) with no material contingencies, and is listed on Schedule 7.5(e). The most recent NCQA certification survey report resulted in continued NCQA certification and did not require the capital expenditures aggregating in excess of Fifty Thousand Dollars ($50,000) be made to ensure continued NCQA accreditation.

7.6	Financial Statements.

Attached as Schedule 7.6 are true and complete copies of (i) the audited consolidated balance sheets of Seller and its Subsidiaries, as of December 31, 2005 and 2004, and the related audited consolidated statements of operations, changes in members' equity and cash flows for the fiscal year ended December 31, 2005 and for the period from August 17, 2004 (inception) through December 31, 2004, together with any notes thereon (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of Seller and its Subsidiaries as at August 31, 2006 (the “Interim Balance Sheet”) and the related unaudited consolidated statement of operations and cash flows for the August 31, 2006 period then ended (collectively with the Interim Balance Sheet, the “Interim Financial Statements”). The Audited Financial Statements and (except as provided below and on Schedule 7.6) the Interim Financial Statements have each been prepared in accordance with GAAP consistently applied throughout the periods indicated, and fairly present in all material respects the financial position of the Seller and its Subsidiaries as at the respective dates thereof and for the periods therein referred to, all in accordance with GAAP, provided, that the Interim Financial Statements do not include or reflect normal year-end adjustments, including those with respect to bonuses, 401(k) obligations and other Benefit Plans, and the Interim Financial Statements do not include footnotes that would customarily be included in a financial statements prepared in accordance with GAAP.

7.7          Accounts Receivable. The accounts receivable of the Company and its Subsidiaries reflected in the Interim Financial Statements arose from bona fide transactions in the ordinary course of business. To the knowledge of the Company, except as set forth on Schedule 7.7, the debtors to which the accounts receivable of the Company or any Subsidiary of the Company relate are not in or subject to a bankruptcy or insolvency proceeding and none of such receivables have been made subject to an assignment for the benefit of creditors. Except as set forth on Schedule 7.7, neither the Company nor any of its Subsidiaries has received written notice of, or has Knowledge of, any counterclaims or setoffs against or disputes regarding such accounts receivable for which reserves have not been established in accordance with GAAP. The Company makes no representation as to the collectibility, either individually or in the aggregate, of the accounts receivable of the Company and its Subsidiaries.

7.8          Company Indebtedness; Undisclosed Liabilities; Special Bonus Program.

(a)          All Company Indebtedness as of the date of this Agreement is listed on Schedule 7.8(a).

(b)          The Company and its Subsidiaries do not have any material liabilities or material obligations (whether absolute, accrued, contingent or otherwise and whether due or to become due) of a nature and type required to be set forth as a liability on a balance sheet prepared in accordance with GAAP, except (i)as and to the extent disclosed or reserved against in the Interim Financial Statements; (ii)for liabilities and obligations incurred since the date of the most recent Interim Financial Statements in the ordinary course of business; (iii)as disclosed in the notes to the Audited Financial Statements or set forth in any schedule to this Agreement (or omitted from any schedule hereto because such liabilities fall below the threshold established by the corresponding representation); (iv) the Earnout Obligations; or (v) as described on Schedule 7.6.

(c)          Neither the Company nor any of its Subsidiaries has received any notice pursuant to any of the Prior Purchase Agreements of any indemnification claim under such agreements by the sellers under such agreements against the Company or any of its Subsidiaries in their capacity as purchaser(s) thereunder.

(d)          The maximum dollar amount payable under that certain Special Bonus Program adopted by the Board of Managers of Seller on March 16, 2006, is $3,000,000.

7.9	Title to Property; Encumbrances.

(a)          Owned Real Property. None of the Company or any of its Subsidiaries owns any real property.

(b)          Leased Real Property. Schedule 7.9(b) sets forth a true and complete list of each lease (each a “Material Lease”) under which the Company or any of its Subsidiaries is a lessee or lessor, sublessee, sublessor, licensee or licensor or which (a)is a lease of real property or interest in real property, or (b) is a lease of personal property which (i)provides for payments of more than $100,000 per year and (ii)has a term exceeding one year or may not be canceled upon 90 or fewer days' notice without any liability, penalty or premium (other than a normal cancellation fee or charge). With respect to the Material Leases, (i) such Material Leases are in full force and effect and are valid, binding and enforceable in accordance with their respective terms, (ii) all currently payable rents and other payments required by such Material Leases have been paid and (iii) the Company and each Subsidiary and, to the Company's Knowledge, each other party thereto have materially complied with all of their respective covenants and provisions of the Material Leases. The Company and each Subsidiary enjoys peaceful and undisturbed possession under each Material Lease to which it is a party (as lessee, sublessee or licensee) and there is not, with respect to any Material Lease, any event of default entitling the other party thereto to exercise remedies, or event which with notice or lapse of time or both would constitute such an event of default, existing on the part of the Company or any Subsidiary of the Company or, to the Knowledge of the Company, on the part of any other party thereto. Except as set forth on Schedule 7.9(b), none of the rights of the Company or any Subsidiary of the Company under any Material Lease will be subject to termination or modification (nor will any Person have the right to accelerate the performance of the Company or any Subsidiary of the Company under any Material Lease), and no consent or approval of any third party is required under any Material Lease, in each case as a result of the consummation of the Contemplated Transactions.

(c)          Personal Property. Except for Permitted Encumbrances or as set forth on Schedule 7.9(c), the Company or its Subsidiaries have good title to all of the material tangible personal property reflected as being owned by it on the Interim Balance Sheet (except for personal property sold or otherwise disposed of since the date of the most recent Interim Balance Sheet in the ordinary course of business), which personal property owned or leased by the Company and its Subsidiaries, taken as a whole, is reasonably adequate and in a condition sufficient to permit the Company and its Subsidiaries to conduct their business in substantially the same manner as it currently conducted and currently proposed to be conducted, subject to ordinary wear and tear and routine maintenance.

7.10       Litigation. Except as set forth on Schedule 7.10, there are no (and in the past two (2) years there have been no) Proceedings or Orders which are (or have been) existing, pending or, to the Knowledge of the Company, threatened, or, to the Knowledge of the Company, any investigations by a Governmental Body pending or threatened, by or against the Company, any Subsidiary of the Company or its respective business or assets or against any of the officers, directors or key employees of the Company or any Subsidiary of the Company with respect to their activities on behalf of the Company or any Subsidiary of the Company. Schedule 7.10 also identifies all such Proceedings or Orders which were at any time during the past two (2) years settled by the Company or any Subsidiary of the Company and, the remaining Liability under the related settlement agreements. Neither the Company nor any Subsidiary of the Company is engaged in any Proceeding seeking to enjoin or restrain the activities of any other Person, for declaratory relief or seeking to recover monies due it for damages sustained by it. Except as set forth in Schedule 7.10, none of the matters listed on Schedule 7.10 are covered by insurance. There is no Proceeding by or before any Governmental Body pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor to the knowledge of the Company, is there any pending investigation by any Governmental Body which would give any third party the right to enjoin or rescind the Contemplated Transactions or otherwise prevent the Company from complying with the terms and provisions of this Agreement.

7.11	Tax Matters. Except as disclosed on Schedule 7.11:

(a)          The Company and its Subsidiaries have timely filed all Tax Returns required to be filed (after taking into account any extensions) on or before the date hereof; each of the Company and its Subsidiaries has timely paid all Taxes owed (whether or not shown, or required to be shown, on Tax Returns) on or before the date hereof; and each of the Company and its Subsidiaries has withheld and timely paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party. All Tax Returns filed by the Company and/or its Subsidiaries were complete and correct in all material respects, and such Tax Returns correctly reflected the material facts regarding the income, business, assets, operations, activities, status and other matters of the Company and its Subsidiaries and any other information required to be shown thereon. All required estimated Tax payments have been timely made by or on behalf of the Company and its Subsidiaries. None of the Tax Returns filed by the Company and its Subsidiaries contain a disclosure statement under former Section 6661 of the Code or current Section 6662 of the Code (or any similar provision of state, local or foreign Tax law). There are no liens for Taxes upon any of the Company's and its Subsidiaries' assets, other than Liens for Taxes not yet due and payable.

(b)          None of the Tax Returns filed by the Company or its Subsidiaries or Taxes paid or payable by the Company or its Subsidiaries have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Taxing Authority, and no audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of the Company, threatened.

(c)          Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return, and neither the Company nor any of its Subsidiaries has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency. Neither the Company nor any of its Subsidiaries is subject to, or has it applied for, any private letter ruling of the Internal Revenue Service or comparable rulings of any Taxing Authority. Neither the Company nor any of its Subsidiaries nor any other Person on its behalf has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(d)          None of the Company or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of any (A)change in method of accounting for a taxable period ending on or after the Closing Date, (B)” “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in United States Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign Tax law), (D)except for the Earnout Obligations, installment sale or open transaction disposition transaction made on or prior to the Closing Date, or (E)prepaid amount received prior to the Closing Date.

(e)          None of the Company or any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code (without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5)(A)(ii) of the Code) as a result of the Contemplated Transactions. None of the shares of outstanding capital stock of the Company and/or its Subsidiaries is subject to a “substantial risk of forfeiture” within the meaning of Section 83 of the Code. No portion of the Purchase Price is subject to the Tax withholding provisions of Section 3406 of the Code, or of Subchapter A of Chapter 3 of the Code or of any other provision of Law.

(f)           None of the Company or any of its Subsidiaries is a party to or member of any joint venture, partnership, limited liability company or other arrangement or contract which could be treated as a partnership for federal income tax purposes. None of the Company or any of its Subsidiaries is, or has ever been, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(l)(A)(ii), of the Code.

(g)          None of the Company or any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (A) in the two (2) years prior to the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.

(h)          Except as set forth on Schedule 7.11(h), neither the Company nor any of its Subsidiaries has net operating losses or other tax attributes presently subject to limitation under Sections 382, 383 or 384 of the Code, or the federal consolidated return regulations (other than limitations imposed as a result of the Contemplated Transactions). Neither the Company

nor any of its Subsidiaries has made or agreed to make any adjustment under Section 481(a) of the Code (or any corresponding provision of state, local or foreign Tax Law) by reason of a change in accounting method or otherwise).

(i)           Neither the Company nor its Subsidiaries owns, directly or indirectly, any interests in an entity that has been or would be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code or as a “controlled foreign corporation” within the meaning of Section 957 of the Code. None of the Company or any of its Subsidiaries is or has ever been a “personal holding company” within the meaning of Section 542 of the Code.

(j)           None of the Company or any of its Subsidiaries is a party to any Tax sharing agreement or similar arrangement (including, but not limited to, an indemnification agreement or arrangement). None of the Company or any of its Subsidiaries has ever been a member of a group filing a consolidated federal income Tax Return or a combined, consolidated, unitary or other affiliated group Tax Return for state, local or foreign Tax purposes (other than a group the common parent of which is the Company). None of the Company or any of its Subsidiaries has any liability for the Taxes of any Person (other than the Company and/or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any corresponding provision of state, local or foreign Tax law), or as a transferee or successor, or by contract or otherwise.

(k)          None of the Company or any of its Subsidiaries will incur any liability for Taxes from the date of this Agreement through the Closing Date other than in the ordinary course of business and consistent with past practice.

(l)           Schedule 7.11(l) hereto contains a list of all jurisdictions (whether foreign or domestic) to which any Tax is properly payable by the Company and/or its Subsidiaries. No claim has ever been made by a Tax Authority in a jurisdiction where the Company and/or its Subsidiaries does not file Tax Returns that the Company and/or its Subsidiaries is or may be subject to Tax in that jurisdiction. Except as set forth on Schedule 7.11(l), the Company nor its Subsidiaries has or has ever had, a permanent establishment or other taxable presence in any foreign country, as determined pursuant to applicable foreign law and any applicable Tax treaty or convention between the United States and such foreign country.

(m)         The Company has delivered to Purchaser correct and complete copies of all income Tax Returns, examination reports and statements of deficiencies assessed against or agreed to by the Company and/or its Subsidiaries since January 1, 2004. Schedule 7.11(m) sets forth the following information with respect to the Company and its Subsidiaries as of the most recent practicable date (as well as on an estimated pro forma basis as of the Closing Date giving effect to the consummation of the Contemplated Transactions): the amount of any net operating loss, net capital loss, unused investment or other credit, unused foreign tax, or excess charitable contribution of the Company and its Subsidiaries.

(n)          For purposes of this Section 7.11 and Section 9.3, any reference to the Company and/or its Subsidiaries shall be deemed to include any Person that merged with or was liquidated into the Company and/or its Subsidiaries.

7.12       Absence of Certain Changes or Events. Except as expressly contemplated by this Agreement or as set forth on Schedule 7.12, since the date of the March 31, 2006 financial statements attached to Schedule 7.12 (the “Designated Balance Sheet Date”), each of the Company and its Subsidiaries has conducted its business only in the ordinary course of business consistent with past practice. Since the Designated Balance Sheet Date, there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any shares of capital stock of the Company and/or its Subsidiaries or any repurchase, redemption or other acquisition by the Company and/or its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interest in the Company and/or its Subsidiaries. Without limiting the generality of the foregoing, since the Designated Balance Sheet Date, except as set forth on Schedule 7.12:

(a)          there has not been any damage, destruction or loss, whether or not covered by insurance, with respect to the property and assets of the Company and/or its Subsidiaries having a replacement cost of more than $200,000 in the aggregate for any single loss or $300,000 for all such losses;

(b)          none of the Company nor any of its Subsidiaries has (i) agreed to award, awarded or paid any bonuses to employees of the Company and its Subsidiaries with respect to any period after December 31, 2005, except to the extent accrued or reflected on the Interim Financial Statements, or, (ii) entered into any employment, deferred compensation, severance or similar agreement (or amended any such agreement), or agreed to increase the compensation payable or to become payable by the Company and its Subsidiaries to any of its directors, officers, employees, agents or representatives, or agreed to increase the coverage or benefits available under any severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan, payment or arrangement made to, for or with such directors, officers, employees, agents or representatives;

(c)          none of the Company or any of its Subsidiaries has made any changes to its accounting or Tax reporting principles, methods or policies;

(d)          none of the Company or any of its Subsidiaries has made any loans, advances or capital contributions to, or investments in, any Person or paid any fees or expenses (except for reimbursement of employee business expenses in the ordinary course of business in accordance with past practice) to any employee, officer, director or other Affiliate;

(e)          none of the Company or its Subsidiaries has mortgaged, pledged or subjected to any Encumbrance any of its assets, or acquired any assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company or its Subsidiaries, except for assets acquired or sold, assigned, transferred, conveyed, leased or otherwise disposed of in the ordinary course of business consistent with past practice or as otherwise reflected on the Interim Financial Statements;

(f)           none of the Company or any of its Subsidiaries has discharged or satisfied any Encumbrance, or paid any obligation or liability (fixed or contingent), except in the ordinary course of business consistent with past practice and which, in the aggregate, would not be material to the Company or any of its Subsidiaries on a consolidated basis of the Company or any of its Subsidiaries;

(g)          none of the Company or any of its Subsidiaries has canceled or compromised any Indebtedness or claim or amended, canceled, terminated, relinquished, waived or released any Contract or right except in the ordinary course of business consistent with past practice and which, in the aggregate, has not or could not reasonably be expected to have a Material Adverse Change;

(h)          none of the Company or any of its Subsidiaries has written off as uncollectible any notes receivable, except write-offs in the ordinary course of business and consistent with past practice;

(i)           none of the Company or any of its Subsidiaries has made or committed to make any capital expenditures or capital additions or betterments in excess of $200,000 individually or $300,000 in the aggregate;

(j)           none of the Company or its Subsidiaries has issued, created, incurred, assumed or guaranteed any Indebtedness in an amount in excess of $300,000 in the aggregate;

(k)          none of the Company or its Subsidiaries have agreed to do anything set forth in this Section7.12; and

(l)	there has been no occurrence of a Material Adverse Change.
7.13	Labor Matters; Officers, Directors and Employees.

(a)          Neither the Company nor its Subsidiaries is a party to or otherwise bound by any labor union or collective bargaining agreement, and there exist no labor union or collective bargaining agreements that pertain to its employees. No labor organization or group of employees of the Company or its Subsidiaries have made a pending demand for recognition, and, within the preceding six years, there have been no representation or certification proceedings, or petitions seeking a representation proceeding, pending or, to the Knowledge of the Company, threatened to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or Governmental Body. Within the preceding two (2) years, there have been no organizational activities involving the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened by any labor organization or group of employees of the Company and/or its Subsidiaries.

(b)          Except as set forth on Schedule 7.14(b), there are no pending or, to the Knowledge of the Company or its Subsidiaries, threatened investigations of, or relating to, the Company or its Subsidiaries by any Governmental Body responsible for the enforcement of labor or employment Laws.

(c)          There have been no strikes, work stoppages, slowdowns, pickets, lockouts, walkouts, other job actions, arbitration, grievances, unfair labor practice charges or complaints or other labor disputes pending or involving the Company or to the Knowledge of the Company, threatened against the Company, within the preceding two (2) years.

(d)          Neither the Company nor any of its Subsidiaries has implemented any “plant closing” or “mass layoff' of employees that would reasonably be expected to require notification under the WARN Act or any similar state, local or foreign Law and no such “plant closing” or “mass layoff' will be implemented before the Closing Date without advance notification to and approval of Purchaser, and there has been no “employment loss” as defined by the WARN Act within the ninety (90) days prior to the Closing Date.

(e)          The Company and each of its Subsidiaries is in compliance with all Laws and Orders relating to the employment of labor, including all such Laws and Orders relating to wages, hours, collective bargaining, discrimination, civil rights, occupational safety and health, workers' compensation and the collection and payment of withholding and/or social security Taxes and other Taxes except instances of non-compliance which in the aggregate would not have a Material Adverse Change. Except as set forth in Schedule 7.10, there are no Proceedings against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened to be brought or filed with any public authority, Governmental Body, arbitrator or court based on, arising out of, in connection with, or otherwise relating to the employment or termination of employment or services by the Company or its Subsidiaries of any individual, including but not limited to the Civil Rights laws, Americans with Disabilities Act, Age Discrimination in Employment Act (as amended by the Older Workers Benefit Protection Act), Pregnancy Discrimination Act, Equal Pay Act, Fair Labor Standards Act, WARN, and Family and Medical Leave Act.

7.14	ERISA.

(a)          Schedule 7.14(a) sets forth a true and complete list of (i) each “employee pension benefit plan” as defined in Section 3(2) of ERISA, (ii) each “employee welfare benefit plan” as defined in Section 3(1) of ERISA, and (iii) each bonus or other incentive compensation, stock option, stock purchase, stock or other equity-related award, restricted stock, phantom stock, deferred compensation, profit-sharing, severance pay, change in control, retention, salary continuation, sick leave, vacation pay, leave of absence, paid time off, loan, educational assistance, legal assistance, and other material fringe benefit plan, program, agreement or arrangement, in each case which is or was maintained or contributed to by the Company or any Subsidiaries or any ERISA Affiliate for the benefit of any employee or former employee or director of the Company or any of its Subsidiaries (and their eligible dependents and beneficiaries) under which the Company has any liability (collectively, the “Benefit Plans”). With respect to each Benefit Plan, except as provided in Schedule 7.14(a), true, correct and complete copies of the following documents (if applicable), have been delivered or made available to Purchaser or its counsel in Seller's on-line data room: (i) the most recent plan document constituting the Benefit Plan and all amendments thereto, and any related trust documents, (ii)the most recent summary plan description and all related summaries of material modifications, (iii) the Form 5500 and attached schedules filed with the Internal Revenue Service for the past three (3) fiscal years, (iv) the financial statements and actuarial valuations for the past three (3) fiscal years, as applicable, (v) the most recent Internal Revenue Service determination or opinion letter, as applicable, and (vi) a description of any non-written Benefit Plan.

(b)          Except as described in Schedule 7.14(b), none of the Company or any Subsidiary of the Company is a member of a controlled group of corporations (as defined in Section 414(b) of the Code), any trade or business under common control (within the meaning of Section 414(c) of the Code) or an affiliated service group (as defined in Section 414(m) of the Code), and is not otherwise required to be treated as a single employer with any other corporation or entity under Section 414(o) of the Code; each of the Company and its Subsidiaries has materially performed and complied with all of their respective obligations under or with respect to the Benefit Plans, and each Benefit Plan materially complies and has been administered and operated in compliance with its terms and with all applicable Laws, including but not limited to the Code and ERISA; and all amendments and actions required to bring each of the Benefit Plans into conformity in all material respects with all of the applicable provisions of ERISA, the Code and other applicable Laws have been made or taken except to the extent that such amendments or actions are not required by Law to be made or taken until a date after the Closing Date. To the Knowledge of the Company, no individual who has performed services for the Company and/or its Subsidiaries has been improperly excluded from participation in any Benefit Plan. Except as set forth on Schedule 7.14(b), to the Knowledge of the Company, there are no audits or proceedings initiated pursuant to the Employee Plans Compliance Resolution System or similar proceedings pending with the Internal Revenue Service or the United States Department of Labor with respect to any Benefit Plan. Except as described in Schedule 7.14(b), there is no violation of ERISA or the Code with respect to the filing of applicable reports, documents and notice regarding the Benefit Plans with the Secretary of Labor and the Secretary of Treasury or the furnishing of such documents to the participants or beneficiaries of the Benefit Plans except for violations which in the aggregate would not have a Material Adverse Change.

(c)          None of the Benefit Plans is a “multiemployer plan” within the meaning of Section 3(37) of ERISA, and neither the Company nor any of its Subsidiaries nor any of its ERISA Affiliates have maintained, been required to contribute to or been required to pay any amount with respect to a “multiemployer plan” at any time in the past three years. None of the Benefit Plans are subject to Title IV of ERISA or to the funding requirements of Section 412 of the Code or Section 302 of ERISA, and none of the Company or any of its Subsidiaries nor any of its ERISA Affiliates have ever had any obligation to or liability for (contingent or otherwise) with respect to any such Benefit Plan. Each Benefit Plan and its related trust intended to be qualified under Sections 401(a) and 501(a) of the Code, respectively, has so qualified and has received a favorable determination or opinion letter from the Internal Revenue Service and, to the Knowledge of the Company, nothing has occurred with respect to such Benefit Plan since the date of such determination or opinion letter which could cause the loss of such qualification or the imposition of any material liability, penalty or tax under ERISA or the Code. There is no pending or, to the Knowledge of the Company, threatened Proceeding relating to the Benefit Plans, the assets of any trust under any Benefit Plan, or the plan sponsor, plan administrator or any fiduciary of any Benefit Plan with respect to the administration or operation of such Benefit Plan, other than routine claims for benefits, and, to the Knowledge of the Company, there are no facts or circumstances which could form the basis for any such Action. None of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any “party in interest” or “disqualified person” with respect to any Benefit Plan, has engaged in a “prohibited transaction” within the meaning of Section 406 of ERISA or Section 4975 of the Code with respect to any Benefit Plan that could result in a material tax or penalty. To the Knowledge of the Company, no Benefit Plan or any fiduciary of any such Benefit Plan has (i) engaged in any transaction prohibited by ERISA or the Code, (ii) breached any fiduciary duty owed by it with respect to the Plans, or (iii) engaged in any transaction as a result of which the Company and/or its Subsidiaries would be subject to any liability pursuant to Sections 406 or 409 of ERISA or to either a civil penalty assessed pursuant to Section 502(i) or Section 502(1) of ERISA or a tax imposed pursuant to Sections 4975 through 4980 of the Code.

(d)          All contributions and premiums (including all employer contributions and employee salary reduction contributions) that are due with respect to any Benefit Plan have been made within the time periods prescribed by applicable Law or by the terms of such Benefit Plan or any agreement relating thereto to the respective Benefit Plan, and all contributions, liabilities or expenses of any Benefit Plan (including workers' compensation) for any period ending on or before the Closing Date which are not yet due will have been paid or accrued on the relevant balance sheet in accordance with past practice and custom of the Company and its Subsidiaries on or prior to the Closing Date.

(e)          Except for health care continuation requirements under Section 4980B of the Code and Part 6 of Subtitle I of ERISA (“COBRA”) or applicable state law, neither the Company nor any of its Subsidiaries has any obligations for retiree health or retiree life benefits (whether or not insured) to any current or former employee or director after his or her termination of employment or service. All group health plans of the Company or its Subsidiaries have been operated in compliance with the applicable requirements of COBRA except for instances of non-compliance which in the aggregate would not change a Material Adverse Change.

(f)           Except as provided on Schedule 7.14(f), the consummation of the Contemplated Transactions will not, either alone or in combination with any other event, (i)result in any payment becoming due, or increase the amount of compensation due, to any current or former employee or director of the Company or its Subsidiaries, (ii) increase any benefits payable under any Benefit Plan, or (iii) result in any acceleration of the time of payment or vesting of any such compensation or benefits. Except as specifically provided herein in connection with the Contemplated Transactions, neither the Company nor any of its Subsidiaries has announced any type of plan or binding commitment to (i)create any additional Benefit Plan, (ii) enter into any agreement with any current or former employee or director, or (iii) amend or modify any existing Benefit Plan or agreement with any current or former employee or director.

(g)          Schedule 7.14(g) identifies each Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance, including IRS Notice 2005-1 and Proposed Treasury Regulations at 70 Fed. Reg. 57930 (October 4, 2005) (each a “NQDC Plan”). Each NQDC Plan either (i) has been operated in full compliance with Code Section 409A since January 1, 2005, or (ii) is not subject to the requirements of Section 409A.

(h)          Each Benefit Plan may be amended, terminated, modified or otherwise revised, as provided in the Benefit Plan, other than benefits protected under Section 411(d) of the Code, on and after the Closing, without further liability to the Company (excluding ordinary administrative expenses and routine claims for benefits).

7.15	Insurance.

(a)          Schedule 7.15(a) sets forth a true, correct and complete list of all insurance policies maintained by or on behalf of each of the Company or any of its Subsidiaries, relating to its business, employees, directors and/or assets, indicating the type of coverage, name of insured, name of insurance carrier or underwriter, premium thereon, policy limits, deductibles/retentions and expiration date of each policy, and sets forth a list of all claims made under such policies for the previous two (2) years. All such insurance policies are in full force and effect, and, to the knowledge of the Company, neither the Company nor any Subsidiary of the Company is in default with respect to its material obligations under any such insurance policy. None of the Company or any of its Subsidiaries has received written notice of cancellation or termination in respect of any such policy.

(b)          All such polices provide insurance coverage for the properties, assets and operations of each of the Company and its Subsidiaries, and no such policy provides for or is subject to any currently enforceable material retroactive rate or premium adjustment or loss sharing arrangement. No notice of cancellation or termination has been received by Seller, the Company or any of its Subsidiaries with respect to any such policy. The Company and each of its Subsidiaries has duly and timely made all material claims it has been entitled to make under each such policy of insurance during the last two (2) years. All general liability policies maintained by or for the benefit of the Company or any of its Subsidiaries in the last two (2) years have been “occurrence” policies and not “claims made” policies. To the Knowledge of the Company, there is no claim pending under any such policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies. Schedule 7.15 describes any self-insurance arrangements affecting the Company or any Subsidiary of the Company. Except as disclosed in Schedule 7.15, the reserves established by the Company and each Subsidiary of the Company and reflected on the Interim Balance Sheet are adequate to dispose of any liability under such self-insurance arrangements.

7.16	Material Agreements.

(a)          Schedule 7.16(a) contains a complete and correct list of the following Contracts to which the Company or its Subsidiaries is a party or by which the Company and/or its Subsidiaries is bound (collectively, the “Material Agreements”):

(i)           all collective bargaining agreements, pensions and, to the extent applicable to employees with a base salary of at least $100,000, all employment agreements and all termination, retention, change in control, compensation and bonus Contracts and plans, and all Contracts and plans providing for stock options or stock purchases, stock appreciation rights, severance payments, deferred or incentive compensation, retirement payments or profit sharing, or other similar employee benefits with any current or (to the extent the Company or any of its Subsidiaries has ongoing obligations under such Contracts) former employee, officer, director, stockholder or consultant of the Company or any of its Subsidiaries;

(ii)          all Contracts for the engagement of any consultant independent contractor or Provider which require payments in excess of $100,000 over the next 12 months;

(iii)         all Contracts for the future purchase of materials or supplies having a remaining obligation as of the date of this Agreement in excess of $200,000;

(iv)         all notes, bonds, indentures and other instruments and agreements evidencing, creating or otherwise relating to obligations for borrowed money and guarantees of obligations for borrowed money of any other Person (other than guarantees by way of endorsement or negotiable instruments in the ordinary course of business);

(v)          all Contracts for capital expenditures under which the Company or its Subsidiaries has remaining obligations in excess of $200,000 each;

(vi)         all Contracts representing annual expenses or revenue exceeding $100,000 containing covenants not to compete, exclusivity or most-favored nations provisions (A) binding on the Company or any Subsidiary of the Company, (B) restricting other Persons for the benefit of the Company or its Subsidiaries or (C) which otherwise restrict competition granted by the Company or its Subsidiaries in favor of a third party;

(vii)       all Contracts representing annual expenses or revenue exceeding $100,000 under which any of the Company and/or its Subsidiaries is obligated to indemnify any Person; pursuant to indemnity provisions that deviate in any material respect from the description of the standard form indemnity language of the Company and/or its Subsidiaries described on Schedule 7.16(a)(vii);

(viii)      all Contracts with the top ten (10) customers of each of the Company and each first tier Subsidiary of the Company (together with its respective Subsidiaries), based on the aggregate revenue attributed to such customer in the 2006 budget provided by the Company to Purchaser;

(ix)         all Contracts to loan money or extend credit in excess of $100,000 annually to any other Person (other than trade credit);

(x)          all Contracts which involve any joint venture, partnership or other arrangement, whether or not involving a sharing of profits, or other Contracts involving sharing of profits, losses, business or opportunities with any Person;

(xi)         all Contracts relating to the settlement or compromise of any Proceedings or Orders disclosed on Schedule 7.15;

(xii)	all Contracts with customers set forth on Schedule 7.19;

(xiii)      all Contracts with any Affiliate of the Company in excess of $100,000 annually; other than those employment, noncompetition and/or proprietary rights agreements and other benefit plan arrangements set forth on other Schedules to this Agreement;

(xiv)      all Contracts relating to the acquisition, sale, disposition or transfer of all or any substantial portion of the assets or stock of the Company or any Subsidiary or any other Person (whether by way of merger or otherwise);

(b)          Each of the Material Agreements is in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary, and to the Knowledge of the Company, the other party thereto. The Company has made available to Purchaser in an on-line data room copies of all Material Agreements, including all amendments or modifications, with respect thereto, and except as reflected in Schedule 7.16(b), there have been no amendments or modifications to or with respect to any Material Agreement. Schedule 7.16(b) includes with respect to each Material Agreement, the names of the parties, the effective date thereof, and its title or other general description. Except as set forth on Schedule 7.16(b), the Company nor any of the Subsidiaries of the Company is in breach or default thereunder, and, to the Knowledge of the Company, no event has occurred or existing condition (including the execution and delivery of this Agreement and the consummation of the Contemplated Transactions) which constitutes or which, with notice, the happening of an event and/or the passage of time would constitute a breach, default or event of default by the Company or any Subsidiary of the Company or would cause the acceleration of any obligation of the Company or any Subsidiary of the Company, give rise to any right or termination or cancellation by any party other than the Company or any Subsidiary of the Company.

7.17	Compliance with Law.

(a)          General. To the Knowledge of the Company, except as set forth on Schedule 7.17, each of the Company and its Subsidiaries is currently conducting, and during the two (2) year period prior to the Closing has conducted, its business in accordance with all applicable Laws or of all Governmental Bodies applicable to its business, properties, assets and operations (excluding Tax Matters as to which solely the provisions of Section 7.11 shall be applicable), ERISA as to which solely the provisions of Section 7.14 shall be applicable, and Environmental Laws as to which solely the provisions of Section 7.18 shall be applicable) except as for instances of non-compliance which in the aggregate would not have a Material Adverse Change. Neither the Company nor any of its Subsidiaries has received any Order or other written notification from any Governmental Body of any asserted present or past failure by it to comply with any such Laws. The Company and each of its Subsidiaries has all Authorizations required for the conduct of its business as currently conducted other than any Authorizations, the absence of which individually or in the aggregate, would not have a Material Adverse Change (“Material Permits”), which Material Permits are set forth on Schedule 7.5(d). The operation of the business of each of the Company and each Subsidiary and its respective properties and its assets is in material compliance with all Material Permits. No suspension, cancellation or termination of any such Material Permit is threatened or imminent other than expirations of Material Permits requiring renewal in the ordinary course of business. No Authorization is required under any Material Permit in connection with the Contemplated Transactions and the Contemplated Transactions will not violate any Material Permit or cause any Material Permit to terminate or give any Person the right to terminate such Material Permit. Upon consummation of the Contemplated Transactions, Purchaser will hold all Material Permits on the same terms and conditions currently applicable to the Company and its Subsidiaries.

(b)          HIPAA. The Company and each Subsidiary of the Company (i) is, to the extent directly binding upon the Company and/or its Subsidiaries, currently conducting and has conducted its business in material compliance with all regulations issued by the United States Department of Health and Human Services pursuant to the Health Insurance Portability and

Accountability Act of 1996 (“HIPAA”), including those regulations addressing the privacy, security, maintenance, disclosure, confidentiality, and transmission of certain health related information that are promulgated at 45 CFR Parts 160, 162 and 164 (the “HIPAA Regulations”); (ii) has conducted its business in accordance with (i) above since the effective date of the HIPAA regulations. To the Company's Knowledge the Company and each of its Subsidiaries has executed current Business Associate Agreements (as such agreements are defined in the HIPAA Regulations) with each “covered entity” (as that term is defined in the HIPAA Regulations) (x) for whom it provides functions or activities that render the Company and/or its Subsidiaries a “Business Associate” (as that term is defined in the HIPAA Regulations); and (y) who has requested the Company or Subsidiary to sign a Business Associate Agreement; and has not breached any such Business Associate Agreement. The Company has no Knowledge of any complaints to or investigations by the Office of Civil Rights with respect to HIPAA compliance by the Company or any of its Subsidiaries; (iii) is currently conducting its business in material compliance with all applicable Laws governing the privacy, security or confidentiality of medical records and/or other records generated in the course of providing or paying for health care services, including, without limitation, all Laws to the extent not preempted by HIPAA; and (iv) has conducted its business in material compliance with such Laws since such Laws first became applicable to it.

7.18	Environmental Compliance. Except as disclosed on Schedule 7.18:

(a)          The use by the Company and its Subsidiaries of the real property leased or formerly leased by the Company or its Subsidiaries and the occupancy and operation thereof by the Company or its Subsidiaries and the conduct of operations and other activities at such locations by the Company and/or its Subsidiaries is in compliance with all applicable Environmental Laws other than instances of non-compliance which in the aggregate would not have a Material Adverse Change;

(b)          The Company and each of its Subsidiaries holds and is in compliance with all Authorizations required by any Governmental Body under Environmental Laws applicable to the conduct of the business of the Company and its Subsidiaries as presently conducted other than instances of non-compliance which in the aggregate would not have a Material Adverse Change;

(c)          None of the Company or any Subsidiary of the Company has received any written notice of any Proceeding by any Person or Governmental Body alleging a violation of or Liability under any Environmental Law arising from the lease, operation or occupation of any real property by the Company and/or its Subsidiaries, or any real property previously leased or operated by the Company and/or its Subsidiaries, or the conduct of operations and other activities at such locations by the Company and/or its Subsidiaries;

(d)          There has been no Release by the Company or its Subsidiaries or, to the Knowledge of the Company, any other Person, of any Hazardous Substance in, on, under or emanating from any real property currently leased, occupied or operated by the Company and/or its Subsidiaries or, to the Knowledge of the Company, any of its predecessors, or, to the Knowledge of the Company, on, under or emanating from any real property previously leased, occupied or operated by the Company and/or its Subsidiaries or any of its predecessors, that is in material violation of or is reasonably likely to lead to any material Liability arising under any Environmental Law; and

(e)          None of the Company or its Subsidiaries nor any of their respective predecessors have transported or arranged for the treatment, storage or disposal of any Hazardous Substances to any off-site location that has resulted in a material Liability or is reasonably likely to lead to any material Liability of the Company or its Subsidiaries under Environmental Laws.

7.19       Agreements With Customers and Suppliers. Set forth on Schedule 7.19 is a list of the twenty (20) largest customers of the Company and its Subsidiaries collectively, based on aggregate revenue attributable to each such customer and, during each of the following periods: (a) the latest eight (8) months ended on the date of the Interim Balance Sheet (the “Latest Eight Months”) and (b) the fiscal year ended December 31, 2005. Schedule 7.19 sets forth aggregate amount of revenues attributable to each such customer for each such period. Except as set forth on Schedule 7.19, to the Knowledge of the Company, no such customer intends to terminate or materially reduce its purchases from the Company or any Subsidiary of the Company, or materially alter the terms of such purchases, whether by reason of the consummation of the Contemplated Transactions or otherwise. Set forth on Schedule 7.19 is a list of the twenty (20) largest Providers party to Contracts with the Company and its Subsidiaries, based upon aggregate payments by the Company and/or its Subsidiaries to such Persons, during (a) the Latest Eight Months and (b) the fiscal year ended December 31, 2005. Schedule 7.19 sets forth the aggregate amount of payments made by the Company and/or its Subsidiaries to each such Person for each such period. With respect to the Providers listed on Schedule 7.19 for the fiscal year ended December 31, 2005, to the Knowledge of the Company no such Provider has or intends to discontinue or materially diminish its relationship with the Company and/or its Subsidiaries or materially alter the terms of such relationship, whether by reason of the consummation of the Contemplated Transactions or otherwise.

7.20       Affiliated Transactions. Except as set forth on Schedule 7.20, no officer, director, or Affiliate of the Company and/or its Subsidiaries or, to the Company's Knowledge, any Affiliate of any such Person, is, or has been during the past two (2) years, a party to any Parent Contract or any Contract of the Company or any of its Subsidiaries other than those employment, noncompetition and/or proprietary rights agreements and other benefit plan arrangements set forth on other Schedules to this Agreement, or has had any direct or, to the Company’s Knowledge, indirect, interest in any such Contract, transaction or business dealing of any material nature involving the Company or any of its Subsidiaries (the “Affiliate Agreements”) or has (or has had during the past two (2) years) any material interest in any property used by the Company and/or its Subsidiaries or in any business that competes with the Company and/or its Subsidiaries. As of the Closing Date, all of the Affiliate Agreements (except those marked with an asterisk) will have been properly terminated, and the Company and/or its Subsidiaries shall have no Liability thereunder.

7.21       Bank Accounts. Schedule 7.21 sets forth each bank or deposit account of the Company and each Subsidiary and the employees of each Person that are authorized signatories with respect to such accounts.

7.22	Intellectual Property.

(a)          The attached Schedule 7.22(a) contains a complete and accurate list of all (i) patented or registered Intellectual Property that the Company and/or its Subsidiaries owns, licenses, or directly has rights to, (ii) pending patent applications and applications for other registrations of Intellectual Property filed by or on behalf of the Company and/or its Subsidiaries, and (iii) material unregistered Intellectual Property that the Company and/or its Subsidiaries, owns, licenses, or directly has rights to other than “shrink-wrapped” or “off-the-shelf” software licenses licensed by the Company and/or its Subsidiaries. Except as noted on Schedule 7.22(a), all patents, patent applications, registered trademarks, trademark applications, trade names, registered service marks, service mark applications, logos, registered copyrights, copyright applications and domain names set forth on Schedule 7.22(a) have been duly registered in, filed in, or issued by the United States Patent and Trademark Office, United States Register of Copyrights, Network Solutions, Inc. (or other authorized domain name registry) or the corresponding offices of any other country, state, or other jurisdiction to the extent set forth on Schedule 7.22(a), and have been properly maintained or renewed in accordance with all applicable provisions of Law. Except as otherwise noted in Schedule 7.22(a), to the Company’s Knowledge, each item of Intellectual Property listed on Schedule 7.22(a) is valid, enforceable and subsisting.

(b)          The attached Schedule 7.22(b) contains a complete and accurate list of all agreements, licenses, royalty agreements, and other rights granted by the Company and/or its Subsidiaries to any third party with respect to any Intellectual Property set forth on Schedule 7.22(a), and all licenses, agreements, and other rights granted by any third party to the Company or its Subsidiaries with respect to any Intellectual Property set forth on Schedule 7.22(a) (other than “shrink-wrapped” or “off-the-shelf” software licenses licensed by the Company or its Subsidiaries), in each case identifying the subject Intellectual Property. To the Company’s Knowledge, all agreements, licenses, royalty agreements, and other rights set forth on Schedule 7.22(b) are in full force and effect, and there is no material default thereunder by the Company and/or its Subsidiaries, nor to the Company’s Knowledge, by any other party thereto. To the Company’s Knowledge, neither the Company nor any of its Subsidiaries is making any unlawful use of any Intellectual Property granted to the Company and/or its Subsidiaries under such agreements, licenses, royalty agreements, and other rights set forth on Schedule 7.22(b). Except as otherwise set forth on Schedule 7.22(b) hereto, no royalties or fees are payable by the Company and/or its Subsidiaries to any Person by reason of the ownership or use of any of the Intellectual Property set forth on Schedule 7.22(a). Except as set forth in Schedule 7.22(b), the Company or its Subsidiaries posses sole, exclusive, valid and unencumbered title to the Intellectual Property set forth in Schedule 7.22(a). Except as set forth in Schedule 7.22(b), the Company and its Subsidiaries have not granted (i) any licenses, sublicenses or agreements to any other Person relating to the Intellectual Property set forth in Schedule 7.22(a); and (ii) any Encumbrances on or to any of the Intellectual Property Rights set forth in Schedule 7.22(a). There are no outstanding and, to the Knowledge of the Company, no threatened disputes or disagreements with respect to any such agreement, licenses, royalty agreements or other rights set forth on Schedule 7.22(b) or the Intellectual Property set forth in Schedule 7.22(a).

(c)          To the Company’s Knowledge, the Intellectual Property set forth on Schedule 7.22(a) comprises all Intellectual Property necessary or material for the conduct of the

Company's or its Subsidiaries’ business as presently conducted or proposed to be conducted by the Company and/or its Subsidiaries. To the Knowledge of the Company, none of the Company or its Subsidiaries are currently using and it will not be necessary for the Company or any of its Subsidiaries to use any Intellectual Property of any of its present or former employees developed, invented or made during or prior to the employment of such employee by the Company or its Subsidiaries except for any such Intellectual Property that has been assigned to the Company and/or its Subsidiaries and except for any such Intellectual Property that constitutes “works made for hire” for the benefit of the Company and/or its Subsidiaries under the United States Copyright Act. To the Knowledge of the Company, no present or former employee of the Company and/or its Subsidiaries and no other Person owns or has a proprietary, financial or other interest, direct or indirect, in whole or in part in any Intellectual Property which the Company and/or its Subsidiaries owns.

(d)          Except as set forth on Schedule 7.22(d), no loss or expiration of any Intellectual Property or related group of Intellectual Property owned or licensed by the Company and/or its Subsidiaries has occurred prior to the Closing which has had or would reasonably be expected to have a Material Adverse Change, and no loss or expiration of any such Intellectual Property is threatened in writing, or, to the Company's Knowledge, is pending or has been orally threatened.

(e)          Except as set forth on Schedule 7.22(e), (i) there have been no written claims made against the Company or its Subsidiaries asserting the invalidity, misuse or unenforceability of any of the Intellectual Property owned or used by the Company or its Subsidiaries, (ii) neither the Company nor any of its Subsidiaries has received any written notices of any infringement or misappropriation by, or in conflict with, any third party with respect to any Intellectual Property (including any demand or request that the Company and/or its Subsidiaries license any rights from a third party), (iii) to the Knowledge of the Company, the conduct of the business of the Company and its Subsidiaries during the past two (2) years has not infringed, misappropriated or conflicted with any Intellectual Property of any other Person, and (iv) to the Knowledge of Company, no Person has infringed upon or is currently infringing upon any material Intellectual Property of the Company and its Subsidiaries. The Contemplated Transactions will not have a Material Adverse Change on the right, title or interest in and to the Intellectual Property of the Company or its Subsidiaries listed on the Schedule 7.22(a) and all material items of such Intellectual Property shall be owned by or licensed to the Company or its Subsidiaries on substantially identical terms and conditions immediately after the Closing

7.23	Corporate Documents; Books and Records.

The respective minute books of the Company and its Subsidiaries contain materially accurate records of all meetings of, and corporate action taken by, the respective Boards of Directors or other governing bodies of the Company and each of its Subsidiaries. To its Knowledge, the Company has all of the material data and records necessary to enable an accounting firm to conduct an audit of the financial statements for the Company and its consolidated Subsidiaries for the periods (A) from January 1, 2006 through September 30, 2006 and (B) January 1, 2004 through November 23, 2004. For avoidance of doubt, the Company is not making any representation that any audited financial statements for such periods will be delivered, or that they will be delivered in a timely manner.

7.24       Sale Bonuses. Neither the Company nor any of its Subsidiaries has any obligation to pay any bonuses or award any compensation or other rights to payment contingent upon or coincident with the consummation of the Contemplated Transactions (“Sale Bonuses”) to any Person.

7.25       No Brokers or Finders. Except for Credit Suisse Securities (USA) LLC (f/k/a Credit Suisse First Boston LLC) (“Credit Suisse”), which Seller has engaged in connection with the Contemplated Transactions and the fees and expenses of which shall be a Closing Cost, neither the Seller nor the Company or any of its Subsidiaries has employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the Contemplated Transactions.

7.26       Disclaimer of Other Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS ARTICLE 7, THE COMPANY MAKES NO REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AT LAW OR IN EQUITY IN RESPECT OF THE COMPANY OR THE COMPANY'S SUBSIDIARIES, OR ANY OF THEIR RESPECTIVE ASSETS, LIABILITIES OR OPERATIONS, INCLUDING WITH RESPECT TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE, AND ANY SUCH OTHER REPRESENTATIONS OR WARRANTIES ARE HEREBY EXPRESSLY DISCLAIMED.

8.	REPRESENTATIONS AND WARRANTIES OF PURCHASER.

Purchaser hereby represents and warrants to Seller that except as set forth in a Schedule corresponding in number to the applicable Section of this Article 8 (provided that the disclosure of an item in one section of the Schedules shall be deemed to modify both (i)the representations and warranties contained in the section of this Agreement to which it corresponds in number and (ii)any other representation and warranty of Purchaser in this Agreement to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other representation and warranty):

8.1          Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

8.2          Authority Relative to Agreement; Compliance with Other Instruments; Absence of Conflict. Purchaser has all requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and each agreement, document, certificate or other instrument required to be delivered by it hereby or in connection herewith (collectively, the “Purchaser Documents”). The execution, delivery and performance by Purchaser of each of Purchaser Documents, and the consummation by Purchaser of the Contemplated Transactions have been duly authorized by all necessary corporate action on the part of Purchaser and do not constitute or result in a breach or violation of or default under the certificate of incorporation or by-laws of Purchaser. The execution, delivery and performance by Purchaser of each of Purchaser Documents, and the consummation by Purchaser of the Contemplated Transactions (a) do not require the consent, waiver, approval, franchise or permit, license or authorization of, or any declaration or filing with, any Person or other Governmental Body (other than under the

HSR Act), (b) do not conflict with or result in a breach of the Certificate of Incorporation or Bylaws of Purchaser, (c) do not violate any provision of Law applicable to Purchaser, and (d) do not (with or without the giving of notice or the passage of time or both) conflict with or result in a breach or termination of, or constitute a default or give rise to a right of termination or acceleration under, or result in the creation of any Encumbrance upon any of the properties or assets of Purchaser pursuant to any mortgage, deed of trust, indenture or other agreement or instrument or any Law or Order or any other restriction of any kind or character to which Purchaser is a party or by which any of its assets or properties may be bound, the consequence of which violation, conflict, breach, termination or default referred to in this clause (d) would be reasonably expected to materially adversely affect the ability of Purchaser to perform its obligations hereunder or consummate the Contemplated Transactions in accordance with the terms hereof.

8.3          Effect of Agreement. This Agreement and each other Purchaser Document have been duly executed and delivered by Purchaser. This Agreement and each such other Purchaser Document constitute legal and valid obligations of Purchaser enforceable against it in accordance with their terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and other laws affecting the enforcement of creditors' rights generally and by general principles of equity.

8.4          Litigation. There is no legal, administrative, arbitral or other proceeding by or before any Governmental Body pending or, to the knowledge of Purchaser, threatened against Purchaser, nor to the knowledge of Purchaser is there any pending investigation by any Governmental Body, which would give any third party the right to enjoin or rescind the Contemplated Transactions or otherwise prevent Purchaser from complying with the terms and provisions of this Agreement.

8.5          No Brokers or Finders. Other than Merrill Lynch, Purchaser has not, and its officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with any of the Contemplated Transactions.

8.6          Acquisition For Investment. The Shares to be acquired by Purchaser pursuant to this Agreement are being acquired for investment only and not with a view to any public distribution thereof, and Purchaser will not offer to sell or dispose of the Shares so acquired by it in violation of any of the registration requirements of the Securities Act of 1933, as amended, or any applicable state law.

8.7          Financing. Purchaser has received a financing commitment letter dated October 10, 2006, a true and complete copy of which has been provided to Seller.

9.	FURTHER AGREEMENTS OF THE PARTIES.

9.1          Expenses. Except as otherwise specifically herein provided, each of Seller and Purchaser shall bear its own expenses (including, without limitation, fees and disbursements of their respective advisors and consultants) incurred in connection with all obligations required to be performed by each of them under this Agreement, it being understood and agreed that, in the case of the Seller, the foregoing obligation shall include those Closing Costs that are not actually paid at Closing pursuant to Section 3.3(b).

9.2	Other Regulatory Approvals.

(a)          The Purchaser and the Seller shall (i) use commercially reasonable efforts to make all filings required, if any, of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the Contemplated Transactions within five (5) Business Days after the date hereof (but in no event, shall such filings be made later than ten (10) Business Days after the date hereof regardless of the extent of the efforts of Purchaser or Seller), (ii) use commercially reasonable efforts to comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission (“FTC”), the U.S. Department of Justice Antitrust Division (“Antitrust Division”) or any other Governmental Body in respect of such filings or transaction, and (iii) use commercially reasonable efforts to cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of all such documents to the non filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any filing or the Contemplated Transactions. Purchaser shall be exclusively responsible for all filing fees in connection with the filings to be made under the HSR Act or other Antitrust Laws. Each such party shall use commercially reasonable efforts to furnish to the other parties hereto all information required for any application or other filing to be made pursuant to any applicable Law in connection with the consummation of the Contemplated Transactions.

(b)          Each of the Purchaser and the Seller shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the Transaction under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws or Orders that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”). Each of the Purchaser and the Sellers shall use commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to the Contemplated Transaction as promptly as possible after the execution of this Agreement, including without limitation requesting early termination of the waiting period under the HSR Act. Notwithstanding the foregoing or any other provision of this Agreement, (i) nothing in this Section 9.2 shall limit a party's right to terminate this Agreement pursuant to Article 12, so long as such party has up to the time of termination complied in all material respects with its obligations under this Section 9.2; and (ii) no party shall be required to hold separate (including by trust or otherwise) or divest any of their respective businesses or assets.

9.3	Tax Matters.

(a)          General. Subject to the specific mechanisms of this Section 9.3, the Seller shall be responsible for all Tax liabilities of the Company and its Subsidiaries for taxable periods, or portions thereof, ending on or before the Closing Date and the portion of the Taxes for any Straddle Period that are allocable to the portion of such Straddle Period ending on the Closing Date and any Taxes arising as a result of the payment of any “excess parachute payments” as defined in Section 280G of the Code made in connection with the Contemplated Transactions.

(i)           The Purchaser shall prepare or cause to be prepared all Tax Returns of the Company and its Subsidiaries for all periods ending on or prior to the Closing Date with respect to which a Tax Return was not due on or before the Closing Date (“Pre-Closing Returns”) and any Tax Returns of the Company and its Subsidiaries with respect to a period beginning before the Closing Date and ending after the Closing Date (a “Straddle Period”) (the “Straddle Period Returns”). The Purchaser shall submit each of the Pre-Closing Returns and Straddle Period Returns, to Seller for review at least thirty (30) days prior to the due date for the filing of such Pre-Closing Return or Straddle Period Return (taking into account any extensions). The Seller and the Purchaser agree to consult and resolve in good faith any issues and comments arising as a result of the review of each Pre-Closing Return and Straddle Period Return, and mutually to consent to filing as promptly as possible each Pre-Closing Return and Straddle Period Return; provided that if Seller and Purchaser are unable to resolve any such issue within fifteen (15) days after any such Pre-Closing Return or Straddle Period Return is submitted to Seller, the dispute shall be submitted to the Accounting Firm for resolution in accordance with Section 2.2. The Seller shall pay or cause to be paid to Purchaser (i) with respect to any Pre-Closing Return, all Taxes reflected on each Pre-Closing Return (as finally determined under this Section 9.3(a)) and (ii) with respect to any Straddle Period Return, an amount equal to the portion of the Taxes for such Straddle Period that are allocable to the portion of such Straddle Period ending on the Closing Date within 15 days after payment of such Taxes by Purchaser.

(b)          Carrybacks and Refunds. Purchaser may, and may cause the Company or its Subsidiaries to, carry back any item of loss, deduction or credit which arises in any taxable period of the Company into any prior taxable period, provided that such carryback, refund claim or related amended Tax Return does not have the effect of increasing the liability of Seller for any Taxes or Seller or increasing any obligation of Seller to Purchaser hereunder or increasing any amount Purchaser is entitled to recover from Seller hereunder. Seller shall be entitled to any refund or credit of Taxes attributable to the operations of the Company and its Subsidiaries for periods ending on or before the Closing Date.

(c)          Taxable Period. If the Company and its Subsidiaries are permitted under any applicable foreign, state or local income tax law to treat the Closing Date as the last day of a taxable period, the Seller and Purchaser shall treat (and cause their respective Affiliates to treat) the Closing Date as the last day of a taxable period. For all purposes under this Agreement, in the case of Taxes that are payable with respect to any Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the close of the Closing Date shall be (i) in the case of Taxes that are (x) based upon or related to income or receipts, (y) imposed in connection with the sale or other transfer or assignment of property (real or personal, tangible or intangible), (z) employment, social security or other similar taxes, deemed equal to the amount which would be payable if the taxable year ended on the Closing Date; and (ii) in the case of

Taxes imposed on a periodic basis with respect to any assets or otherwise measured by the level of any item, deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction the numerator of which is the number of calendar days in the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

(d)          Tax Contests. Purchaser shall inform Seller of the commencement subsequent to the Closing Date of any audit, examination or proceeding (“Tax Contests”) relating in whole or in part to Taxes for which Purchaser may be entitled to indemnity from Seller hereunder and Seller shall be entitled to control and conduct those aspects of such Tax Contests that are related exclusively to the liability for any Taxes, the amount of which is recoverable by Purchaser from Seller hereunder. Costs of any Tax Contest are to be borne by the party controlling such Tax Contest. With respect to a Tax Contest which Seller is entitled to control, Seller shall have the right to determine, in its sole discretion, such issues as (i) the forum, administrative or judicial, in which to contest any proposed adjustment, (ii) the attorney and/or accountant to represent the Company in the Tax Contest, (iii) whether or not to appeal any decision of any administrative or judicial body, and (iv) whether to settle any such Tax Contest, except that Seller shall not settle any Tax Contest in a manner that would have an adverse Tax effect on the Company and its Subsidiaries for taxable periods ending after the Closing Date without the prior written consent of Purchaser (which consent may be not be unreasonably withheld. The Seller shall keep the Purchaser informed through the Tax Contest and the Purchaser shall be entitled to participate at its sole expense in an such Tax Contest. Purchaser or the Company, as applicable, shall deliver to Seller any power of attorney reasonably required to allow Seller and its counsel to represent the Company in connection with the Tax Contest and shall use their reasonable efforts to provide Seller with such assistance as may be reasonably requested by Seller in connection with the Tax Contest.

(e)          Elections, Amended Returns, etc. Without the prior written consent of Seller (which consent may not be unreasonably withheld), or unless otherwise required by law, none of Purchaser, the Company, any Subsidiary of the Company or any Affiliate of Purchaser shall (i)make any election, (ii) change the tax treatment of any item on a Tax Return filed after the Closing Date as compared to the treatment of such item on a Tax Return filed prior to the Closing Date, or (iii) file any amended Tax Return or propose or agree to any adjustment of any item with the Internal Revenue Service or any other Taxing Authority with respect to any taxable period ending on, before or after the Closing Date that would (in any such case) have the effect of increasing Seller’s liability for any Taxes, increasing the indemnification obligations of Seller or increasing the amount recoverable by Purchaser with respect to Taxes unless Purchaser and any such Affiliate indemnify and hold Seller harmless from and against any such adverse Tax effect.

(f)           Access and Assistance. The Seller and Purchaser shall, upon written request of the other, provide the other, and the Purchaser shall cause the Company to provide the Seller, with such assistance as may be reasonably requested by any of them in connection with the preparation of any Tax Return, audit, or other examination by any Taxing Authority, any Taxing Authority or judicial or administrative proceedings relating to liability for Taxes, or any other claim arising under this Agreement, and each will retain and provide the other, and the

Purchaser shall cause the Company to retain and provide the Seller with, any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination. The Seller and Purchaser shall provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other or the Company for any period. Such assistance shall include making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder and shall include providing copies of any relevant Tax Returns and supporting work schedules, which assistance shall be provided without charge except for reimbursement of reasonable out-of-pocket expenses. Without limiting the generality of the foregoing, Purchaser shall retain, and shall cause the Company to retain, and Seller shall retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all Tax Returns, supporting work schedules, and other records or information that may be relevant to such returns for all Tax periods or portions thereof ending before or including the Closing Date and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same. Each party shall bear its own expenses in complying with the foregoing provisions.

9.4          Transfer and Similar Taxes. All real property transfer or gains Taxes, other transfer, documentary, sales, use, registration, stamp and similar Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Contemplated Transactions (collectively, “Transfer Taxes”) shall be borne equally by Seller and Purchaser. Seller, in the case of Transfer Taxes and corresponding Tax Returns due on or prior to the Closing Date, and Purchaser, in the case of corresponding Tax Returns due after the Closing Date, shall cause the Company to remit payment for such Transfer Taxes and duly and timely file such Tax Returns. Purchaser and the Seller shall cooperate in (i) determining the amount of Transfer Taxes, (ii) providing all requisite exemption certificates, and (iii) preparing and timely filing any and all required Tax Returns for or with respect to such Transfer Taxes with any and all appropriate Taxing Authorities.

9.5          Access and Cooperation Following the Closing. Without limitation upon the rights of the parties under Section 9.3, following the Closing Date:

(a)          Purchaser shall, and shall cause the Company and its Subsidiaries to, give Seller and their authorized representatives access to its books and records (and permit Seller and their authorized representatives to make copies thereof) to the extent relating to (i) Seller's obligations under this Agreement, (ii) the preparation of the Notice of Objection, or (iii) the institution or defense of any pending or threatened litigation, investigation or proceedings, whether in connection with this Agreement or the Contemplated Transactions or with operations prior to the Closing Date for which Seller is liable pursuant hereto.

(b)          Purchaser shall, and shall cause its Subsidiaries to, make their employees available to Seller, without requiring a subpoena or other legal process, for reasonable periods of time for the purposes described in subsection (a) above, with the reasonable out-of-pocket expenses of making such employees available being reimbursed but no reimbursement being required for the salaries, wages, bonuses or other compensation of such employees during such periods.

9.6          Director and Officer Liability and Indemnification. For a period of six (6) years after the Closing, (i) Purchaser shall not and shall not permit the Company or any of its Subsidiaries identified on Schedule 9.6 (the “Designated Subsidiaries”) (or their successors as a result of any mergers) to, amend, repeal or modify any provision in the Company's or its Designated Subsidiaries' governance or other documents relating to exculpation or indemnification of former officers, directors or manager, in any manner that would adversely affect the rights thereunder of such former officers, directors or managers, unless such amendment repeal or modification is required by law, it being the intent of the parties that the officers, directors and managers of the Company and its Designated Subsidiaries prior to the Closing shall continue to be entitled to such exculpation and indemnification to the fullest extent permitted under the law of its jurisdiction of formation or incorporation, and (ii) Purchaser shall cause the Company and its Subsidiaries (or its successors as a result of any mergers) to maintain in effect directors' and officers' liability insurance with reputable and financially sound carriers covering the officers and directors of the Company and the Designated Subsidiaries who are currently covered by the current directors' and officers' liability insurance policies of the Seller, the Company or any Designated Subsidiaries with respect to matters occurring prior to the Closing on terms not less favorable to persons than those provided under the Company's directors' and officers' liability insurance as of the date of this Agreement. Purchaser and Seller shall split and have equal responsibility for all costs, fees and expenses of such insurance. Without limitation of the preceding portions of this Section, it is understood and agreed that from and after the Closing, except as expressly set forth herein, none of Purchaser, the Company or any Subsidiary of the Company will be responsible for providing or maintaining directors' and officers' liability insurance coverage for the benefit of any person other than with respect to any person who first becomes an officer or director of any of the Purchaser, the Company or any Subsidiary of the Company after the Closing. Effective upon the Closing, the Company, for itself and its Subsidiaries, hereby waives any claims that the Company or any of its Subsidiaries currently has or, in the future, may have against any employees or representatives of the Company or any of its Subsidiaries for any of such Person's actions or omissions in their capacities as officers or directors of the Company or any of its Subsidiaries.

9.7          Compliance with WARN Act. Purchaser agrees that, for a period of 60 days after the Closing Date, it will not cause the Company or its Subsidiaries to, effectuate (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company and its Subsidiaries; (ii) a “mass layoff”(as defined in the WARN Act) affecting any site of employment or facility of the Company and its Subsidiaries; and (iii) an “employment loss” (as defined in the WARN Act) which could create any liability for Seller under the WARN Act, unless Purchaser or the Company delivers notices under the WARN Act in such a manner and at such a time that Seller bears no liability with respect thereto.

9.8          Schedule Updates. Between the date of this Agreement and the Closing Date, each of the Company and Seller shall promptly notify Purchaser in writing if it becomes aware of any fact or condition that causes or constitutes a breach of any of its representations or warranties, or if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would (except as expressly contemplated by this Agreement) cause or constitute a breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition reported in such written notice require any change in Seller's or the Company's Schedules if such Schedules were dated the date of the occurrence or discovery of any such fact or condition, Seller or the Company will promptly deliver to Purchaser a supplement to the appropriate Schedules specifying such change. Purchaser shall be entitled to reject any of the supplemental disclosures made pursuant to this Section 9.8 in asserting that the condition to Closing set forth in Section 4.2(a) has not been satisfied. If Purchaser fails to reject the supplemental disclosure in the Schedules in writing within five (5) Business Days following Purchaser's receipt thereof, or if Purchaser elects to close despite such supplemental disclosures, the supplemental disclosures shall be deemed accepted by Purchaser, the condition to Closing set forth in Section 4.2(a) shall be deemed satisfied and the disclosure relative to Seller's or Company's representations and warranties shall be deemed modified and supplemented as indicated in such notice for purposes of Article 11 hereof.

9.9	Confidentiality.

(a)          Purchaser acknowledges and agrees that all information received from or on behalf of the Company or any of the Company's Subsidiaries in connection with the Contemplated Transactions shall be deemed received pursuant to that certain Confidentiality Agreement dated as of May 17, 2006, between Seller and Purchaser (the “Confidentiality Agreement”), the terms of which shall continue in full force and effect until the Closing, and Purchaser shall, and shall cause its officers, directors, employees, Affiliates, financial advisors and agents, to comply with the provisions of the Confidentiality Agreement with respect to such information and the provisions of the Confidentiality Agreement are hereby incorporated herein by reference with the same effect as if fully set forth herein; provided that Purchaser and Seller may disclose such information as may be necessary (i) in connection with seeking necessary consents and approvals as contemplated hereby or otherwise in connection with fulfilling its obligations under this Agreement, (ii) in order to comply with Laws or the rules of any securities exchange, or (iii) in connection with the defense of or other involvement in any claim or adversarial proceeding relating to the transactions contemplated by this Agreement, whether among the parties or involving any third party. Immediately upon Closing of the Contemplated Transactions the Confidentiality Agreement shall, with out any further action by Purchaser or Seller, terminate and be of no further force and effect.

(b)          Subject to the proviso contained in Section 9.9(b), Seller shall not disclose or make use of, and shall use its commercially reasonable efforts to cause all of its officers, directors, employees (excluding any employee or officer that becomes an employee of Purchaser or any of its Affiliates), representatives and advisors, not to disclose or make use of any knowledge, information or documents of a confidential nature, (i) with respect to the businesses of the Company and its Subsidiaries, from and after the Closing and (ii) with respect to the Purchaser or its Affiliates, from and after the date hereof (whether disclosed to the Seller before or after the date hereof), including the financial information, technical information or data relating to the services and names of customers and prospective customers of the businesses of the Company and its Subsidiaries which are preserved as confidential information by the Company; provided, however, that nothing in this Section 9.9 shall restrict Seller from making disclosure of information which: (A) is or becomes generally available to the public other than as a result of a disclosure by Seller in violation of this Section 9.9(b); or (B) becomes available on a nonconfidential basis after the Closing (other than as a result of disclosure by Seller in violation of this Section 9.9(b)) from a Person who is not otherwise known to, or suspected by, Seller, to be bound by a confidentiality agreement with Purchaser not to transmit the information to Seller provided, further that nothing herein shall be deemed to restrict Nautic Partners V, L.P., Genstar Capital IV, L.P. or any of their respective representatives or affiliated funds from using general information regarding the industries in which the Company and its Subsidiaries do business or the operation of businesses generally in such industries.

9.10	Further Action; Commercially Reasonable Efforts.

(a)          Each of the parties shall use commercially reasonable efforts to take, or cause to be taken, all appropriate action, and use commercially reasonable efforts to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement on or before December 1, 2006, including, without limitation, using its commercially reasonable efforts to obtain all Authorizations and Orders of Governmental Bodies and parties to contracts with the Company, the Company's Subsidiaries and Purchaser as are necessary for the transactions contemplated herein. Not in limitation of the foregoing, Seller and the Company shall cooperate reasonably with the Purchaser and otherwise shall use commercially reasonable efforts to provide the Purchaser with such information as the Purchaser or its lenders may reasonably request in connection with the Purchaser’s efforts to obtain the financing for the Contemplated Transactions. From and after the Closing, Purchaser will use commercially reasonable efforts to collect the Designated A/R and to the extent not inconsistent with its customary accounts receivable collection practices will use the existing employees of the Company that whose current job function includes collection of the Designated A/R, for so long as such persons remain employees of the Purchaser or the Compay. In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall use commercially reasonable efforts to take all such action.

(b)          From the date of this Agreement until the Closing Date, each of the parties shall promptly notify the other in writing of any pending or, to the knowledge of such party, threatened action, proceeding or investigation by any Governmental Body or any other Person (i)challenging or seeking damages in connection with the Contemplated Transactions or (ii)seeking to restrain or prohibit the consummation of the Contemplated Transactions or otherwise limit the right of Purchaser to own or operate all or any portion of the business or assets of the Company. Purchaser shall keep Seller informed on a regular ongoing basis of the status of the financing of the Contemplated Transactions.

9.11       Public Announcements. No party hereto shall issue any press release or make any public announcement with respect to this Agreement or the Contemplated Transactions without the prior written consent of the other Parties hereto (which consent shall not be unreasonably withheld); provided, however, that each Party hereto may make any disclosure or announcement which such party, in the opinion of its legal counsel, is obligated to make by Laws or the rules of any securities exchange; in such case, the party desiring to issue the press releases or make the public announcement shall consult with the other party hereto prior to issuing the press releases or making such public announcement or announcement and use their commercially reasonable efforts to agree upon a mutually satisfactory text in any press release or public announcement.

9.12	Earnout Payments.

(a)          Purchaser shall provide Seller with copies of all notices, correspondence and deliveries pertaining to the Earnout Obligations within five (5) Business Days of their transmission or receipt by Purchaser, the Company or any of their Affiliates or representatives. In furtherance of the foregoing, at least five (5) Business Days in advance of delivery to the Seller Representative of an Earnout Statement under the Harris HealthTrends Purchase Agreement or My ePhit Purchase Agreement, Purchaser shall provide Seller a draft Earnout Statement for Seller's review. Seller shall have full access during reasonable business hours to the working papers of Purchaser, the Company or any of their Affiliates or representatives relating to the applicable Earnout Statement and the calculations set forth therein. Unless Seller, within five (5) Business Days after receipt of the draft Earnout Statement gives Purchaser a notice objecting thereto and specifying the basis for each such objection (a “Seller Earnout Objection”), such Earnout Statement shall be deemed acceptable to Seller. If a timely Seller Earnout Objection is received by Purchaser, then the Earnout Statement (as revised in accordance with clause (1) or (2) below) shall become final and binding upon the parties on the earlier of (1) the date the Seller and Purchaser resolve in writing any differences they have with respect to any matter specified in the Seller Earnout Objection and (2) the date any matters properly in dispute are finally resolved in writing by the Accounting Firm. During the ten (10) Business Days immediately following the delivery of a Seller Earnout Objection, the Seller and Purchaser shall seek in good faith to resolve in writing any differences that they may have with respect to any matter specified in the Seller Earnout Objection. At the end of such 10 Business Day period, the Seller and Purchaser shall submit to the Accounting Firm for review and resolution of any and all matters (but only such matters) which remain in dispute and which were properly included in the Seller Earnout Objection. Purchaser and the Seller shall instruct the Accounting Firm to review and resolve any and all matters (but only such matters) which remain in dispute and which were properly included in the Seller Earnout Objection. Purchaser and the Seller shall instruct the Accounting Firm to make a final determination of the items included in the Earnout Statement in accordance with the guidelines and procedures set forth in this Section 9.12. Purchaser and the Seller will cooperate with the Accounting Firm during the term of its engagement. Purchaser and the Seller shall instruct the Accounting Firm not to assign a value to any item in dispute greater than the greatest value for such item assigned by Purchaser, on the one hand, or the Seller, on the other hand, or less than the smallest value for such item assigned by Purchaser, on the one hand, or the Seller, on the other hand. Purchaser and the Seller shall also instruct the Accounting Firm to make its determination based solely on presentations by Purchaser and the Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The Earnout Statement and the resulting Earnout Payment shall become final and binding on the parties hereto on the date the Accounting Firm delivers its final resolution in writing to Purchaser and the Seller (which final resolution shall be requested by the parties to be delivered not more than 30 days following submission of such disputed matters). The Purchaser, on the one hand, and the Seller, on the other hand, shall bear the fees and expenses of the Accounting Firm pursuant to this Section 9.12(a) based on the percentage which the portion of the disputed amount not awarded to each

Party bears to the amount actually disputed by each Party. The example used at the end of Section 2.2(b) hereof shall be an illustration of the principle described in the preceding sentence.

(b)          If a Seller Representative delivers an Earnout Objection pursuant to the Harris HealthTrends Purchase Agreement or My ePhit Purchase Agreement, Purchaser shall provide Seller with copies of all notices, correspondence and deliveries pertaining to the Earnout Objection within two (2) Business Days of their transmission or receipt by Purchaser, the Company or any of their Affiliates or representatives. No settlement of an Earnout Objection (other than pursuant to a binding determination made by the Accounting Firm in accordance with the procedures for an Earnout Objection contained in the Harris HealthTrends Purchase Agreement or My ePhit Purchase Agreement) may be effected without Seller's prior written consent, such consent to not be unreasonably withheld.

(c)          Any payment of amounts owed by Purchaser under the My ePhit Earnout Obligations shall be shared equally by Purchaser and Seller, provided that Seller's obligation shall not exceed $3,750,000. Upon the My ePhit Escrow Termination Date, an amount equal to $3,750,000 less the amount, if any, withdrawn pursuant to the Earnout Escrow Agreement to fund Seller's obligations pursuant to the immediately preceding sentence shall be released to Seller.

(d)          Any payment of amounts owed by Purchaser under the Harris HealthTrends Earnout Obligations shall be shared equally by Purchaser and Seller, provided that Seller's obligation shall not exceed $5,250,000. Upon the Harris HealthTrends Escrow Termination Date, an amount equal to $5,250,000 less the amount, if any, withdrawn pursuant to the Earnout Escrow Agreement to fund Seller's obligations pursuant to the immediately preceding sentence shall be released to Seller.

(e)          Seller's obligations to contribute to payment of the Earnout Obligations shall be funded solely out of, and shall not exceed, the Earnout Escrow Amount (but not the earnings thereon). Notwithstanding anything to the contrary contained herein, no claims shall be made against the Earnout Escrow Amount other than for Seller’s payment of its obligations under this Section 9.12. Purchaser may not amend or waive any of the Earnout Obligations without Seller's prior written consent.

(f)           Purchaser and Seller hereby agree that (i) compensation to John Harris in excess of $150,000 annually pursuant to the terms of his employment agreement with Purchaser shall be excluded from, and shall not be deemed an expense for purposes of, determining the Harris HealthTrends Earnout Obligations and the Business EBITDA for purposes thereof.

(g)          Purchaser and Seller hereby agree that from and after the Closing for purposes of the Harris HealthTrends Purchase Agreement, “Purchaser”, as defined therein, shall not include Seller solely for purposes of the Harris HealthTrends Earnout Obligations.

9.13       Special Bonus Program. Purchaser shall assume all obligations for payment in 2007 of all bonus amounts earned under the Special Bonus Program (as a result of the Company's achieving the bonus payment targets set forth in, and in accordance with, the terms of the Special Bonus Program) in the aggregate maximum amount not to exceed $3,000,000, by the participants and in the maximum amount listed opposite such participant's name on Schedule 9.13;provided however, that if the Special Bonus Program is amended after the date of this Agreement or the maximum bonus pool thereunder is otherwise increased prior to Closing, Seller shall be responsible for and hereby agrees to make payment of all bonus amounts in excess of $3,000,000. Without limiting the foregoing, Seller shall not be responsible for any amounts owed as a result of modifications to the Special Bonus Program made by Purchaser or its Affiliates after the Closing Date. Seller hereby covenants and agrees that it will not modify or amend the Special Bonus Program as in effect on the date hereof or permit additional persons to participate in, or increase the potential amounts payable to any person under the Special Bonus Program.

9.14       Indemnification under Prior Purchase Agreements. In the event that Seller or any of its Affiliates shall notify Purchaser that it is considering or investigating a potential indemnification claim under the Prior Purchase Agreements, Purchaser shall provide reasonable cooperation to Seller and Seller’s Affiliates in connection with the consideration, investigation and making of such a claim, including without limitation permitting Seller and its Affiliates to act as an agent on behalf of Purchaser or the Company or any of its Subsidiaries with respect to such claims, it being acknowledged that in the pursuit of any collection efforts, including the pursuit of amounts under any remaining escrow arrangements securing indemnification obligations under the Prior Purchase Agreements, Purchaser’s obligations shall be limited to permitting Seller and its Affiliates to act as an agent as described above. Neither Purchaser nor any of its Subsidiaries may amend or waive any of the rights (including third-party beneficiary rights) or obligations of Seller under the Prior Purchase Agreements without Seller’s prior written consent.

9.15       Axia Strategies Litigation. Subject to the limitations contained herein, Seller shall indemnify the Purchaser Indemnified Parties for Damages incurred by the Purchaser Indemnified Parties in respect of the litigation matter involving Axia Strategies, Inc. set forth on Schedule 6.6 hereto (the “Axia Strategies Matter”). In consideration of the foregoing, (i) within five (5) Business Days of the Closing (it being acknowledged and agreed that the use by Purchaser of the name “Axia” and any forms or derivations thereof during such five (5) Business Day period is under license from Seller for good and valuable consideration, the receipt of which is hereby acknowledged), Purchaser shall cause the names of the Company and each of its Subsidiaries to be changed and thereafter specifically disclaims any rights to the name “Axia” and any forms or derivations thereof, other than in any correspondence which by necessity must refer to the pre-Closing name of the Company and its Subsidiaries, (ii) except as expressly set forth in (i) above, none of the Purchaser Indemnified Parties shall use the name “Axia” in any form or derivation thereof or in any respect on or after the Closing Date, (iii) except as expressly set forth in (i) above, Seller shall not be obligated to indemnify any Purchaser Indemnified Party for any Damages incurred as a result of such use, and (iv) Purchaser shall indemnify the Seller Indemnified Parties for any Damages incurred by any Seller Indemnified Party as a result of any such use not permitted in (i) above. Section 11.3 shall not apply to this Section. Seller shall be entitled to control the Axia Strategies Matter and its defense, compromise or settlement in all respects, and, subject to the following sentence, no Purchaser Indemnified Party shall be entitled to consent to any such settlement or compromise. The Purchaser Indemnified Parties shall be bound by any such compromise or settlement (and, to the extent requested by Seller, shall join such settlement documents), including any requirements imposed by such compromise or settlement to cease and desist use of the “Axia” name or any derivation or form thereof; provided, however that no Purchaser Indemnified Party shall be bound by, and each such Purchaser Indemnified Party shall have the right to consent to, any compromise or settlement that that does not expressly and unconditionally release such Purchaser Indemnified Party from all liabilities other than the obligation to cease and desist from the use of the name “Axia” or any derivations therefrom. For avoidance of doubt, the Seller’s indemnification obligations under this Section 9.15 shall be subject to the Purchaser Indemnification Cap but not the Basket Amount and the indemnification obligations of the Purchaser under this Section 9.15 shall be subject to the Seller Indemnification Cap but not the Basket Amount.

10.	PRE-CLOSING MATTERS

10.1       Non-Negotiation. In consideration of the substantial expenditure of time, effort and expense undertaken by Purchaser in connection with its due diligence review and the preparation and negotiation of this Agreement, from and after the date of this Agreement until the earlier of the termination of this Agreement in accordance with Article 12 or the Closing, each of the Seller and the Company agrees that it will not, and it will cause its Affiliates, stockholders, directors, officers, employees, representatives and other agents not to, directly or indirectly, (a) solicit, initiate, or encourage any Acquisition Proposal, (b) engage in negotiations or discussions concerning, or provide any non-public information to any person or entity in connection with, any Acquisition Proposal or (c) agree to, approve, recommend or otherwise endorse or support any Acquisition Proposal. Each of the Seller and the Company will (and will cause each of its Affiliates to) immediately cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing. Each of the Seller and the Company will promptly advise Purchaser of the terms of any communications it may receive relating to any Acquisition Proposal.

10.2       Conduct of Business. The Seller and the Company will (and will cause each Subsidiary to) conduct its business only in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, the Seller and the Company will (and will cause each Subsidiary to):

(a)          use commercially reasonable efforts to (i) preserve intact the present business organization and reputation of the Company and its Subsidiaries, (other than the dissolution of the indirect Subsidiaries of the Company set forth on Schedule 3.2(a)(ix)), (ii) keep available (subject to dismissals and retirements in the ordinary course of business consistent with past practice) the services of the present officers, employees and consultants of the Company and the Subsidiaries; (iii) maintain the Parent Assets and the assets and properties of the Company and its Subsidiaries in good working order and condition, (iv) maintain the good will of customers, suppliers, lenders and other Persons to whom the Company or any of its Subsidiaries sells goods or provides services or with whom the Company or any of its Subsidiaries otherwise has significant business relationships and (v) continue all current sales, marketing and promotional activities relating to the business and the operations of the Company and its Subsidiaries;

(b)          except to the extent required by applicable Law, (i) cause the books and records of the Company and each Subsidiary to be maintained in the usual, regular and ordinary manner, consistent with past practice, and (ii) not permit any material change in (A) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of the Seller, the Company or any of its Subsidiaries, (B) any method of calculating any bad debt, contingency or other reserve of the Seller, the Company or any of its Subsidiaries for accounting, financial reporting or Tax purposes or (C) the fiscal year of the Seller, the Company or any of its Subsidiaries;

(c)          use commercially reasonable efforts to (i) maintain in full force and effect until the Closing Date substantially the same levels of insurance coverage as the insurance afforded under the policies listed in Schedule 10.2, and (ii) cause any and all benefits under such policies paid or payable (whether before or after the date of this Agreement) with respect to the business of the Company and its Subsidiaries, operations, employees or assets and properties of the Company and its Subsidiaries to be paid to, the Company and its Subsidiaries;

(d)          promptly following receipt thereof, give Purchaser copies of any notice received from any Governmental Body or other Person alleging any violation of Law; and

(e)          not (i) make, change or rescind any Tax election except as required by Law (in which case the Seller shall promptly notify Purchaser thereof), (ii) change any annual Tax accounting period except as required by Law (in which case the Seller shall promptly notify Purchaser thereof), (iii) change any method of Tax accounting or file any change in accounting method except as required by Law (in which case the Seller shall promptly notify Purchaser thereof), (iv) settle any material Tax claim or assessment or surrender any right to claim for a Tax refund, (v) fail to timely file any Tax Return which relates in whole or in part to the Company and its Subsidiaries, including extensions, or (vi) waive or extend the statute of limitations in respect of Taxes (other than extensions to the due date for a Tax Return).

10.3       Certain Restrictions. Each of the Seller and the Company will (and the Company will cause each Subsidiary to) refrain from:

(a)          Amending its certificates or articles of incorporation or by-laws (or other comparable corporate charter documents) or taking any action with respect to any such amendment or reorganizing, liquidating or dissolving any such corporation, other than the Subsidiaries of the Company identified on Schedule 3.2(a)(ix) hereto.

(b)          authorizing, issuing, selling or otherwise disposing of any the Shares or any shares of, or any option, right or warrant to purchase with respect to, capital stock of the Company or any of its Subsidiaries, or modifying or amending any right of any holder of outstanding shares of, or any option, right or warrant to purchase with respect to, capital stock of the Company or any of its Subsidiaries;

(c)          declaring, setting aside or paying any dividend or other distribution in respect of the capital stock of the Company or any Subsidiary not wholly owned by the Company, or directly or indirectly redeeming, purchasing or otherwise acquiring any shares of, or any option, right or warrant to purchase with respect to, capital stock of the Company or any Subsidiary not wholly owned by the Company;

(d)          acquiring or disposing of, or incurring or suffering any Encumbrance (other than a Permitted Encumbrance) on, any assets and properties or on any Shares or Subsidiary Capital Stock;

(e)          (i) entering into, amending, modifying, terminating (partially or completely), granting any waiver under or giving any consent with respect to, any Material License, Material Permit or Material Contract or any Parent Contract, or (ii) granting any irrevocable powers of attorney;

(f)           (i) incurring any Company Indebtedness, or (ii) voluntarily purchasing, canceling, prepaying or otherwise providing for a complete or partial discharge in advance of a scheduled payment date with respect to, or waiving any right of the Company or any of its Subsidiaries under, any Company Indebtedness;

(g)          making capital expenditures or commitments for additions to property, plant or equipment constituting capital assets in an aggregate amount exceeding $300,000;

(h)          making any material change in the lines of business in which the Company or any of its Subsidiaries participates or is engaged;

(i)           writing off or writing down any of its assets or properties outside the ordinary course of business consistent with past practice; or

(j)	entering into any Contract to do or engage in any of the foregoing.
10.4	Financial Statements and Reports.

(a)          As promptly as practicable and in any event no later than thirty (30) days after the end of each calendar month ending after the date hereof and before the Closing Date (other than the final month of the Seller's and Company's fiscal year), Seller will deliver to Purchaser financial statements consistent with the form of the Interim Financial Statements, certified by the Chief Financial Officer of the Company to meet the standards set forth in the last sentence of Section 7.6.

(b)          During the period from signing until Closing, the Company and Seller will use commercially reasonable efforts to cause the delivery of such financial statements, reports and analyses of the Company and its consolidated Subsidiaries as Purchaser may reasonably request, including all financial statements requested in order to meet its filing obligations and public disclosure requirements in connection with the consummation of the Contemplated Transactions. Subject to the preceding sentence, there shall be no obligation on the part of Seller or the Company to deliver such financial statements prior to, or as a condition to, the Closing.

10.5       Employee Matters. Except as may be required by Law or with Purchaser's prior written consent, the Company and its Subsidiaries will refrain (and the Seller will cause the Company and its Subsidiaries to refrain) from directly or indirectly:

(a)          making any representation or promise, oral or written, to any officer, employee or consultant of the Company or any of its Subsidiaries whose annual salary or compensation is $150,000 or more, concerning any compensation, bonus arrangement or Benefit Plan, except for statements as to the rights or accrued benefits of any such officer, employee or consultant under the terms of any compensation, bonus arrangement or Benefit Plan;

(b)          making any increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any Subsidiary of the Company whose annual salary or compensation is or, after giving effect to such change, would be $150,000 or more;

(c)          hiring or otherwise retaining the services of any employee or independent contractor with annual compensation (whether fixed or contingent, and whether from salary, bonus, commission or otherwise) in excess of $150,000 in the aggregate;

(d)          adopting, entering into, amending, modifying or terminating (partially or completely) any Benefit Plan, except to the extent required by applicable Law and, in the event compliance with legal requirements presents options, only to the extent that the option which the Company or its Subsidiary reasonably believes to be the least costly option is chosen;

(e)          establishing or modifying any (i) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment Contract or other employee compensation arrangement or (ii) salary ranges, increase guidelines or similar provisions in respect of any Employee Benefit Plan, employment Contract or other employee compensation arrangement, in each case to the extent it pertains to any officer, employee or consultant of the Company or any of its Subsidiaries whose annual salary or compensation is or, after giving to such change, would be $150,000 or more; or

(f)           entering into any Contract to do or engage in any of the foregoing or engaging in or entering into a Contract to do any of the foregoing with respect to any person whose aggregate compensation is less than $150,000 unless such action is taken in the ordinary course of business and is consistent with the Company’s 2007 budget.

The Company will promptly notify Purchaser in writing of receipt by Seller, the Company or any of its Subsidiaries (and furnish Purchaser with copies) of any notice of investigation or administrative proceeding by the IRS, Department of Labor, PBGC or other Person involving any Employee Benefit Plan.

10.6       Liquidated Damages for Failure to Close by Target Closing Date. In the event the Closing of the Contemplated Transactions does not occur on or prior to the Target Closing Date due solely to the failure of Purchaser to satisfy its obligations hereunder, and at such time each of the closing conditions set forth in Section 4 hereof have been satisfied (except that any required documents, instruments or signatures may be delivered to Purchaser or its counsel into escrow pending only Purchaser satisfying its obligations hereunder) and each of Seller and the Company is on the Target Closing Date ready, willing and able (in accordance with the terms hereof and without any waiver by Purchaser) to consummate the Contemplated Transactions, Seller shall receive, as liquidated damages for and in full settlement of all claims against Purchaser in connection with Purchaser's failure to consummate the Contemplated Transactions on or prior to the Target Closing Date, an amount equal to one million dollars ($1,000,000) (the “Liquidated Damages Amount”) in immediately available funds within one (1) Business Day of demand by

Seller to an account designated by Seller. Purchaser’s payment of the Liquidated Damages Amount shall only entitle Purchaser to consummate the Contemplated Transactions at any time on or prior to the Termination Date in accordance with the terms hereof, and shall not entitle Purchaser to any other legal rights or protections, and such payment shall not limit any of Seller’s remedies hereunder (other than in respect of the failure to consummate the Contemplated Transactions on or prior to the Target Closing Date); provided, however, that, notwithstanding the foregoing, during the period from the Target Closing Date to the Termination Date, if Purchaser shall have paid the Liquidated Damages Amount as described above (or Seller shall have not yet made demand for such Liquidated Damages Amount after becoming entitled to make such demand, or has made such demand, but the one (1) Business Day period for payment of the Liquidated Damages Amount has not yet expired), Seller shall not be entitled, as a result of Purchaser’s failure to consummate the Contemplated Transactions, to terminate this Agreement prior to the Termination Date other than pursuant to Sections 12.1 (a), (c) or (e) or to sue Purchaser for Damages arising solely out of Purchaser’s failure to consummate the Contemplated Transactions on or prior to the Target Closing Date.

11.	INDEMNIFICATION AND RELATED MATTERS.
11.1	Indemnification. Subject to the limitations of Section 11.2,

(a)          Indemnification by Seller. Seller, on behalf of itself and its successors and assigns, hereby agrees to indemnify each of Purchaser, the Company, its Subsidiaries and Affiliates of the foregoing, and their respective directors, officers, managers, members, partners, employees, agents, representatives, successors and permitted assigns (the “Purchaser Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Purchaser Indemnified Parties as and when incurred for any and all liabilities, obligations, demands, claims, actions, suits, proceedings, investigations, causes of action, assessments, judgments, losses, costs, damages, deficiencies, Taxes, fines or expenses (whether or not arising out of third party claims), including, without limitation, interest, penalties, reasonable attorneys' fees and all reasonable amounts paid in investigation, defense or settlement of any of the foregoing (collectively, “Damages”), which any Purchaser Indemnified Party may suffer resulting from or arising out of:

(i)           any misrepresentation or breach of any representation or warranty of Seller or the Company under this Agreement, determined, in each case, without giving effect to any “material”, “material respect” or “Material Adverse Change” qualifiers included therein (except in the first sentence of Section 7.5(c) (Authorizations), Section 7.5(e) (Authorizations), Section 7.6 (Financial Statements), Section 7.12(l) (Absence of Certain Changes or Events), Section 7.19 (Customers and Suppliers), Section 7.20 (Affiliated Transactions), and Section 7.23 (Books and Records), in which cases effect shall be given to such qualifiers included therein) and without giving effect to any disclosures made to the Purchaser on, after or prior to the date hereof (other than as properly set forth in a schedule to this Agreement as of the date hereof or any update delivered pursuant to, and subject to the terms of, Section 9.8);

(ii)          any nonfulfillment or breach of any covenant on the part of the Seller or the Company under this Agreement or any of the Transaction Documents furnished by Seller or the Company to Purchaser;

(iii)         any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and any of the Seller, the Company or any Subsidiary thereof, or any Affiliate of any of the foregoing;

(iv)         any Company Indebtedness which is not paid at or prior to the Closing.

(b)          Indemnification by Purchaser. Purchaser, on behalf of itself and its respective successors and assigns, hereby agrees to indemnify the Seller and its Affiliates, and their respective shareholders, directors, officers, partners, members, managers, employees, agents, representatives, successors and permitted assigns (the “Seller Indemnified Parties”) and save and hold each of them harmless from and against and pay on behalf of or reimburse the Seller Indemnified Parties as and when incurred for any and all Damages which any Seller Indemnified Party may suffer resulting from or arising out:

(i)           any misrepresentation or breach of any representation or warranty of Purchaser under this Agreement determined, in each case, without giving effect to any “material”, “material respect” or “Material Adverse Change” qualifiers included therein and without giving effect to any disclosures made to the Seller on, after or prior to the date hereof (other than as properly set forth in a schedule to this Agreement as of the date hereof);

(ii)          any nonfulfillment or breach of any covenant on the part of Purchaser under this Agreement or any of the Transaction Documents furnished by Purchaser to Seller; or

(iii)       any claim for payment of fees and/or expenses as a broker or finder in connection with the origin, negotiation, execution or consummation of this Agreement based upon any alleged agreement between the claimant and Purchaser or any Affiliate thereof.

11.2       Survival of Representations, Warranties and Covenants; Limitations. The representations, warranties and covenants of the Company, Seller and Purchaser contained in this Agreement shall survive the Closing, subject to the limitations in this Section 11.2.

(a)          Time Limitations. No party shall have any liability (for indemnification or otherwise) for a breach of any representation or warranty or covenant unless such party is given written notice in accordance with Section 13.6 asserting a claim with respect thereto and specifying the factual basis of the claim, the provisions of this Agreement that provide a right of indemnification, and the extent of the Damages in reasonable detail based on the information at the time available to the party seeking indemnification, on or before the Indemnity Escrow Termination Date, except that (i) there shall be no time limit for (A) any claim by Purchaser under Section 11(a)(i) for breach of the representations by Seller or the Company in Sections 6.1, 6.2, 7.1(c) or 7.2 (the “Title/Organization/Authority Representations”) or (B) any claim by Purchaser or Seller with respect to any intentional misrepresentation or fraud by Seller or the Company or Purchaser, and (ii) any claim under Section 11.1(a) for any breach of any representation or warranty by the Company in Section 7.11 (Taxes) or under Section 11(a)(ii) for breach of any of the covenants of Seller in Section 9.3 (collectively, “Tax Claims”) may be made at any time until 60 days following expiration of the applicable statute of limitations, and (iii) any claim under Section 11(a)(ii) or 11.1(b)(ii) for breach of any covenant that by its terms survives the Closing shall survive in accordance with the terms of such covenant (collectively, “Post-Closing Covenant Claims”).

(b)          Dollar Limitations - Minimum. Seller shall not be liable to the Purchaser Indemnified Parties for indemnification under Section 11.1 unless and then only to the extent that the aggregate Damages incurred by the Purchaser Indemnified Parties exceeds One Million Dollars ($1,000,000.00) (the “Deductible”). In addition, neither Seller nor Purchaser shall be liable to the other (or to the other Purchaser Indemnified Parties or Seller Indemnified Parties, as the case may be) for indemnification under Section 11.1, unless and until the aggregate Damages incurred by such party exceeds $4,500,000 (the “ Basket Amount ”); provided , however , that in the event that such Damages exceed the Basket Amount, (i) Seller shall, subject to the limitations set forth in this Article 11, fully indemnify the Purchaser Indemnified Parties for all Damages incurred by such Purchaser Indemnified Parties, including the Basket Amount, that exceed the Deductible, and (ii) Purchaser shall, subject to the limitations set forth in this Article 11, fully indemnify the Seller Indemnified Parties for all Damages incurred by such Seller Indemnified Parties, including the Basket Amount. Notwithstanding the foregoing, the Basket Amount shall not apply to Damages arising as a result of (i) any intentional misrepresentation or fraud by Seller or the Company or the Purchaser, (ii) any breach of any Title/Organization/Authority Representation, (iii) any Tax Claims, (iv) any Post-Closing Covenant Claim, or (v) any claim under Section 11.1(a)(iii) or (iv) or Section 11.1(b)(iii) (the “Basket Exceptions”), but the Basket Exceptions shall not apply to the Deductible.

(c)          Dollar Limitations - Maximum. Subject to Section 11.2(b), the maximum aggregate liability of Seller to Purchaser and the other Purchaser Indemnified Parties under this Agreement, including but not limited to liability under Section 11.1, shall be an amount equal to $35,000,000 (the “Purchaser Indemnification Cap”), and recovery from the Indemnity Escrow Amount shall be the sole and exclusive remedy of the Purchaser Indemnified Parties for such Damages subject to the Purchaser Indemnification Cap. Notwithstanding the foregoing, the Purchaser Indemnification Cap shall not apply to Damages arising as a result of (i)any intentional misrepresentation or fraud by Seller or the Company, (ii) any breach of any of the representations in Sections 6.1 and 7.2, (iii) any Tax Claims or (iv) any claim under Section 11.1(a)(iii) or (iv), for which Seller's maximum aggregate liability, when combined with liability for Damages that are subject to the Purchaser Indemnification Cap, shall be the cash proceeds received by Seller pursuant to this Agreement. Subject to Section 11.2(b), the maximum aggregate liability of Purchaser to Seller and the other Seller Indemnified Parties under this Agreement, including but not limited to liability under Section 11.1, shall be an amount equal to $35,000,000 (the “Seller Indemnification Cap”). Notwithstanding the foregoing, the Seller Indemnification Cap shall not apply to Damages arising as a result of (i) any intentional misrepresentation or fraud by Purchaser or (ii) any claim under Section 11.1(b)(iii), for which Purchaser's maximum aggregate liability, when combined with liability for Damages that are subject to the Seller Indemnification Cap, shall be the cash proceeds received by Seller pursuant to this Agreement.

11.3	Indemnification Procedures.

(a)          Third Party Claims. In the event that, subsequent to the Closing, any person or entity entitled to indemnification under this Agreement (an “Indemnified Party”) receives notice of the assertion of any claim or of the commencement of any action or proceeding by any Person who is not a party to this Agreement or otherwise entitled to indemnification hereunder as a Purchaser Indemnified Party or Seller Indemnified Party (including, but not limited to any Governmental Body) (a “Third Party Claim”) against such Indemnified Party, for which a claim is to be made by an Indemnified Party under this Agreement (an “Indemnifying Party”), the Indemnified Party shall give written notice regarding such claim to the Indemnifying Party within fifteen (15) Business Days after learning of such claim. Other than with respect to a claim involving Taxes, the Indemnifying Party shall have the right, upon written notice to the Indemnified Party (the “Defense Notice”) within fifteen (15) days Business Days after receipt from the Indemnified Party of notice of such claim, which notice by the Indemnifying Party shall specify the counsel it will appoint to defend such claim (“Defense Counsel”), to conduct at its expense the defense against such claim in its own name, or if necessary in the name of the Indemnified Party; provided, however, that the Indemnified Party shall have the right to approve the Defense Counsel, which approval shall not be unreasonably withheld or delayed.

(i)           In the event that the Indemnifying Party shall fail to give the Defense Notice within said fifteen (15)-Business Day period, it shall be deemed to have elected not to conduct the defense of the subject claim, and in such event the Indemnified Party shall have the right to conduct the defense in good faith and to compromise and settle the claim in good faith and the Indemnifying Party will be liable for all reasonable costs, expenses, settlement amounts or other Damages paid or incurred in connection therewith; provided, however, that no such compromise or settlement shall be effected without the prior written consent (which shall not be unreasonably withheld or delayed) of the Indemnifying Party if, pursuant to or as a result of such compromise or settlement, (A) injunctive relief or specific performance would be imposed against the Indemnifying Party, or (B) if the Indemnifying Party is also named as a party to such claim, such compromise or settlement does not expressly and unconditionally release the Indemnifying Party from all liabilities and obligations to the third party claimant (without limitation of the Indemnified Party’s rights against the Indemnifying Party hereunder) with respect to such claim, without prejudice.

(ii)          In the event that the Indemnifying Party does deliver a Defense Notice and thereby elects to conduct the defense of the subject claim, the Indemnifying Party shall be entitled to have the exclusive control over said defense settlement of the subject claim and the Indemnified Party will cooperate with and make available to the Indemnifying Party such assistance and materials as it may reasonably request, all at the expense of the Indemnifying Party, and the Indemnified Party shall have the right at its expense to participate in the defense assisted by counsel of its own choosing. In such an event, the Indemnifying Party will not settle the subject claim without the prior written consent of the Indemnified Party, which consent will not be unreasonably withheld if, pursuant to or as a result of such compromise or settlement, (A) injunctive relief or specific performance would be imposed against the Indemnifying Party, or (B) would impose a material amount of liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder. Notwithstanding the generality of the foregoing, the Indemnifying Party's delivery of a Defense Notice shall constitute an acceptance of the obligation to indemnify the Indemnified

Party with respect to all Damages, if any, resulting from the subject claim; provided, however if during the course of the defense the Indemnifying Party reasonably determines that is should not be liable to the Indemnified Party for the Third Party Claim that is the subject of the Defense Notice and , either in such Defense Notice or thereafter, promptly notifies the Indemnified Party in writing of such determination setting forth in reasonable detail the basis therefor, and each of the conduct of the defense by the Indemnifying Party and any proposed transition of the defense to the Indemnified Party has not prejudiced the Indemnified Party in any material manner, then the initial delivery of the Defense Notice by the Indemnifying Party shall not be deemed to have constituted such acceptance.

(iii)         Without the prior written consent of the Indemnified Party which shall not be unreasonably withheld or delayed, the Indemnifying Party will not enter into any settlement of any Third Party Claim or cease to defend against such claim, if pursuant to or as a result of such settlement or cessation, (A) injunctive relief or specific performance would be imposed against the Indemnified Party, or (B) such settlement or cessation would impose a material amount of liability or create any financial or other obligation on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder.

(iv)         Notwithstanding Section 11.3(a)(ii), the Indemnifying Party shall not be entitled to control, but may participate in, and the Indemnified Party shall be entitled to have sole control over, the defense or settlement of any claim (A) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, (B) that involves criminal allegations against the Indemnified Party, (C) that if unsuccessful, could be reasonably expected to materially interfere with, or have a material adverse effect on, the business or financial condition of the Indemnified Party, or (D) that imposes any material amount of liability on the part of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder. In such an event, the Indemnifying Party will still have all of its obligations hereunder provided that the Indemnified Party will not settle the subject claim without the prior written consent of the Indemnifying Party, which consent will not be unreasonably withheld.

(v)          Any final judgment entered or settlement agreed upon in the manner provided herein shall be binding upon the Indemnifying Party, and shall conclusively be deemed to be an obligation with respect to which the Indemnified Party is entitled to prompt indemnification hereunder to the extent otherwise within the scope of the indemnification provisions of this Article 11.

(vi)         A failure by an Indemnified Party to give timely, complete or accurate notice as provided in this Section 11.3 will not affect the rights or obligations of any party hereunder except and only to the extent that, as a result of such failure, any party entitled to receive such notice was deprived of its right to recover any payment under its applicable insurance coverage or was otherwise directly and materially prejudiced as a result of such failure to give timely notice.

(b)          Non-Third Party Claims. In the event an Indemnified Party has a claim against an Indemnifying Party hereunder which does not involve a Third Party Claim (a “Direct

Claim”), the Indemnified Party shall transmit to the Indemnifying Party a written notice in accordance with the requirements of Section 11.2(a) and Section 13.6.

11.4       Calculation of Damages. The amount of Damages payable by an Indemnifying Party under this Article 11 shall be reduced by (a) the amount of any insurance proceeds received by the Indemnified Party from third party insurers with respect to such Damages or the underlying factors with respect thereto or received by the Indemnified Party pursuant to the indemnity provisions of the Prior Purchase Agreements (there being no obligation on the part of Purchaser or Seller to pursue same, except to the extent provided in Section 9.14) and (b) the net present value of any Tax benefits realized by the Indemnified Party to the extent the claim for which indemnification is sought gives rise to a deductible loss or expense. Except with regard to indemnification for claims actually paid or payable to third parties, Damages payable by an Indemnifying Party under this Article 11 shall not include punitive damages, consequential damages, damages related to mental or emotional distress, exemplary damages, special damages, lost profits, diminution in value or other indirect or incidental damages. Any indemnity payment under this Agreement shall be treated as an adjustment to the Purchase Price for Tax purposes. Notwithstanding anything to the contrary contained in this Agreement, Purchaser shall have no right to indemnification under this Article 11 with respect to any Damage or alleged Damage if any reserve with respect thereto was included on the Closing Statement the Interim Financial Statements or Audited Financial Statements (but only to the extent of such reserve).

11.5       Payments. In the event that the Indemnity Escrow Account contains insufficient funds to satisfy in full any claim or portion thereof to be paid to any Purchaser Indemnified Party pursuant to this Article 11, such payment shall be made by the Seller (i) if the claim is not being contested, not later than thirty (30) days after receipt by the Indemnifying Party of written notice from the Indemnified Party stating the amount of the claim or (ii) if the claim is contested pursuant to this Article 11, five (5) Business Days after the resolution of any claim contested pursuant to this Article 11.

11.6       Exclusive Remedy. Except in the case of fraud or intentional misrepresentation, any claim or cause of action (whether such claim sounds in tort, contract or otherwise, and including statutory rights and remedies) based upon, relating to or arising out of this Agreement or the Contemplated Transactions or otherwise in respect of the status, operations, condition or ownership of the Company, its Subsidiaries, or their respective businesses or properties on or prior to the Closing Date must be brought by either Purchaser or Seller in accordance with the provisions and applicable limitations of this Article 11, which shall constitute the sole and exclusive remedy of Purchaser, Seller and their respective Affiliates, successors and assigns and all Persons who may claim any rights through Purchaser or Seller, for any such claim or cause of action, provided, that nothing herein shall limit the parties’ rights or remedies under Section 13.5. The provisions of this Article 11 were specifically bargained for and reflected in the amounts payable to Seller in connection with the purchase and sale of the Shares pursuant to Article 2.

11.7       Seller Acknowledgment. Notwithstanding anything to the contrary set forth in herein, Seller hereby waives any and all defenses with respect to its indemnification obligations hereunder on the ground that Seller was unaware of or otherwise misled by any representation, warranty, covenant or other statement, act or omission, whether or not fraudulent or an act of intentional misconduct, by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or Affiliates.

12.	TERMINATION
12.1	Termination. This Agreement may be terminated at any time prior to the Closing:

(a)          At any time prior to the Closing by mutual written consent of Purchaser and Seller;

(b)          by Seller, on the one hand, or by Purchaser, on the other hand, if the Closing shall not have occurred on or before December 31, 2006 (the “Termination Date”); provided that Purchaser and Seller shall use commercially reasonable efforts to consummate the transaction on or before December 1, 2006 (the “Target Closing Date”); provided further that the right to terminate this Agreement under this Section 12.1(b) shall not be available to either party whose material misrepresentation, breach of warranty or failure to fulfill any obligation under this Agreement has been the principal cause of the failure of the Closing to occur on or before the Termination Date; or

(c)          by Seller if there is or has been a material breach or material default on the part of the Purchaser of any of the representations and warranties contained herein or in the due and timely performance and satisfaction of any of the covenants, agreements or conditions contained herein, and such breach or default is (w) incapable of being cured or is not cured or waived within twenty (20) days of delivery of written notice to the Purchaser, (x) not primarily caused by a breach of any representation, warranty or covenant of Seller, or (y) is a failure or refusal to consummate the Contemplated Transactions as required pursuant to Section 3.1; or

(d)          by Purchaser if there is or has been a material breach or material default on the part of the Seller of any of the representations and warranties contained herein or in the due and timely performance and satisfaction of any of the covenants, agreements or conditions contained herein, and such breach or default is (w) incapable of being cured or is not cured or waived within twenty (20) days of delivery of written notice to the Seller, (x) not primarily caused by a breach of any representation, warranty or covenant of Purchaser, or (y) is a failure or refusal to consummate the Contemplated Transactions as required pursuant to Section3.1; or

(e)          by Seller, on the one hand, or by Purchaser, on the other hand, if there shall be a final nonappealable order of a federal or state court in effect preventing consummation of the Contemplated Transactions, or there shall be any action taken, or any Law or Order or enacted, promulgated or issued or deemed applicable to the Contemplated Transactions by any Governmental Authority which would make the consummation of such transactions illegal or would otherwise have the effect of permanently restraining, enjoining or otherwise prohibiting the consummation of the Contemplated Transactions.

12.2       Effect of Termination. In the event of the termination of this Agreement pursuant to Section 12.1, this Agreement shall forthwith become ineffective, and there shall be no liability or obligation on the part of any party hereto or its officers, directors, shareholders or Affiliates. Notwithstanding the foregoing sentence, if the Agreement is terminated under Section 12.1

(other than under Section 12.1(a) or Section 12.1(e)) at a time when one or more parties is in material breach or default of a representation, warranty, covenant or agreement, then the liabilities and obligations of the party or parties not in such violation or breach shall terminate and the party or parties that are in such violation or breach shall remain liable for any violation or breach of this Agreement that remained uncured on the expiration of the applicable cure period, if any. In addition, in the event of any termination of this Agreement, the following provisions shall also survive, be binding, and remain in effect notwithstanding any such termination: Section 9.1, Section 9.9, Section 9.11, Section 11.6, this Section 12.2 and Article 13 (other than Section 13.2).

13.	MISCELLANEOUS.

13.1       Entire Agreement; Amendment. This Agreement, including all schedules and exhibits, contains, and is intended as, a complete statement of all of the terms and the arrangements between the parties with respect to the matters provided for, supersedes any previous agreements and understandings between the parties with respect to those matters (except for the Confidentiality Agreement), and cannot be changed or terminated orally. This Agreement may not be amended, modified or supplemented except by written agreement of the parties hereto. Purchaser acknowledges and agrees that neither Seller nor the Company, nor any other Person acting on behalf of Seller or the Company or any of their respective Affiliates or Subsidiaries, has made any representation or warranty, express or implied, at law or in equity, as to the accuracy or completeness of any information furnished or made available to Purchaser and its representatives regarding the Company, the Company's Subsidiaries, or their respective businesses or assets, except as expressly set forth in this Agreement or the Schedules hereto. Without limiting the generality of the foregoing, except to the extent such information or data is expressly set forth in a representation or warranty in this Agreement or schedule to a representation or warranty, Seller and the Company hereby disclaim any representation or warranty with respect to, and Purchaser hereby affirms that it has not relied upon, any information or data heretofore provided to Purchaser, whether in writing or orally, in separate presentations, in “data rooms” or in “virtual data rooms” or memoranda, by Seller, the Company, any of the Company's Subsidiaries or any representatives or employees thereof. In connection with Purchaser's investigation of the Company and its Subsidiaries, Purchaser has received from or on behalf of the Company and its Subsidiaries certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries for the fiscal years ending December 31, 2006 and December 31, 2007 and for subsequent fiscal years, and certain business plan information for such fiscal years and succeeding fiscal years. Except to the extent expressly set forth in a representation or warranty in this Agreement or a schedule to a representation or warranty, Purchaser acknowledges that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties, that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections and forecasts), and that Purchaser shall have no claim against Seller or any other Person with respect thereto. Accordingly, subject to the exception at the beginning of the immediately preceding sentence neither the Company nor any other Person makes any representations or warranties whatsoever with respect to such estimates, projections and other forecasts and plans (including the reasonableness of the assumptions underlying such estimates, projections and forecasts).

13.2       Further Assurances. From time to time, as and when requested by any party, the other parties shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further or other actions, as such other party may reasonably deem necessary or desirable to consummate the Contemplated Transactions.

13.3	Governing Law.

(a)          This Agreement shall be governed by and construed in accordance with the law of the State of Delaware applicable to agreements made and to be performed therein, without giving effect to principles of conflicts of law.

(b)          WAIVER OF JURY TRIAL. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW WHICH CANNOT BE WAIVED, EACH PARTY HERETO HEREBY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE OR ACTION, CLAIM, CAUSE OF ACTION OR SUIT (IN CONTRACT, TORT OR OTHERWISE) INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE SUBJECT MATTER HEREOF OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO ACKNOWLEDGES THAT IT HAS BEEN INFORMED BY THE OTHER PARTIES HERETO THAT THIS SECTION 13.3(b) CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THEY ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 13.3(b) WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

(c)          CONSENT TO THE EXCLUSIVE JURISDICTION OF THE COURTS OF DELAWARE.

(i)           Each of the parties hereto hereby consents to the exclusive jurisdiction of the courts of the State of Delaware and the United States District Court for the District of Delaware, as well as to the jurisdiction of all courts to which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of, or in connection with, this Agreement or any of the transactions contemplated hereby or thereby, including, without limitation, any proceeding relating to ancillary measures in aid of arbitration, provisional remedies and interim relief, or any proceeding to enforce any arbitral decision or award.

(ii)          Each party hereto hereby expressly waives any and all rights to bring any suit, action or other proceeding in or before any court or tribunal other than the courts of the State of Delaware and covenants that such party shall not seek in any manner to resolve any dispute other than as set forth herein or to challenge or set aside any decision, award or judgment obtained in accordance with the provisions hereof.

(iii)        Each of the parties hereto hereby expressly waives any and all objections such party may have to venue, including, without limitation, the inconvenience of such forum, in any of such courts. In addition, each of the parties consents to the service of process by personal service or any manner in which notices may be delivered hereunder in accordance with Section 13.6.

13.4       Headings. The section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties and shall not in any way affect the meaning or interpretation of this Agreement. All references in this Agreement to Sections, Schedules and Exhibits are to sections, schedules and exhibits to this Agreement, unless otherwise indicated.

13.5       Specific Performance. The parties hereto acknowledge that irreparable damage would result if this Agreement and the Transaction Documents were not specifically enforced, and they therefore consent that the rights and obligations of the parties hereto under this Agreement or the Transaction Documents may be enforced by a decree of specific performance issued by a court of competent jurisdiction. Such remedy shall, however, not be exclusive and shall be in addition to any other remedies which any party may have under this Agreement, the Transaction Documents or otherwise.

13.6       Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), reputable commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

If to Seller or the Company, to:

c/o Axia Health Management, LLC 9280 S. Kyrene Road Suite 107 Tempe, Arizona 85284 Attention: President Telecopier No.:(480) 598-3540

With copies to:

Nautic Partners, LLC 50 Kennedy Plaza 12th Floor Providence, Rhode Island 02903 Attention: Christopher J. Crosby Telecopier No.: (401) 278-6387

and

Genstar Capital, L.P. Four Embarcadero Center, Suite 1900 San Francisco, CA 94111 Attention: Rob Weltman Telecopier No.: (415) 834-2383

and

Edwards Angell Palmer & Dodge, LLP 2800 Financial Plaza Providence, Rhode Island 02903 Attention: Paul M. Mahoney, Jr., Esq. Telecopier No.: (401) 276-6611

If to Purchaser, to:

Healthways, Inc. 3841 Green Hills Village Drive Nashville, TN 37215 Attention: Paul Wallace Facsimile: (615) 665-7739

with a copy to:

McDermott Will & Emery LLP 28 State Street Boston, MA 02109 Attention: Mark B. Stein, Esq. Telecopier No.: (617) 535-3800

Notices shall be deemed delivered and given upon the earlier to occur of (a) receipt by the party to whom such notice is directed, (b) if sent by facsimile machine, on the Business Day such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the Business Day after which such notice is sent, (c) on the first Business Day following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service, or (d) the fifth Business Day following deposit thereof with the U.S. Postal Service as aforesaid. Each party, by notice duly given in accordance therewith may specify a different address for the giving of any notice hereunder.

13.7       Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except for Purchaser Indemnified Parties and Seller Indemnified Parties, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by either party (by operation of law or otherwise) without the prior written consent of the other and any attempted assignment without the required consent shall be void, except that Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to one or more directly or indirectly wholly-owned subsidiaries of Purchaser, provided that any such assignment shall not release Purchaser from its obligations hereunder.

13.8       Counterparts; Signatures by Telecopy. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Signatures sent by telecopy or PDF file shall constitute originals.

13.9       Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

13.10     Waiver. Any agreement on the part of a party hereto to any extension or waiver of any provision hereof shall be valid only if set forth in an instrument in writing signed on behalf of such party. A waiver by a party of the performance of any covenant, agreement, obligation, condition, representation or warranty shall not be construed as a waiver of any other covenant, agreement, obligation, condition, representation or warranty. A waiver by any party of the performance of any act shall not constitute a waiver of the performance of any other act or an identical act required to be performed at a later time.

13.11     Severability. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

13.12     Interpretation. As all parties have participated in the drafting of this Agreement, any ambiguity shall not be construed against any party as the drafter.

[Signatures are on the following page.]

IN WITNESS WHEREOF, the parties hereto have executed this Stock Purchase Agreement as of the day and year first written above.

PURCHASER:
HEALTHWAYS, INC. By: ________________________________ Name: W. Paul Wallace Title: Senior Vice President
COMPANY:
Axia Health Management, INC. By:________________________________ Name: Title:

SELLER:
Axia Health Management, LLC By:________________________________ Name: Title:

[Signature Page to Stock Purchase Agreement]